Subject to completion, dated October 29, 2014

Landmark Infrastructure Partners LP



LANDMARK INFRASTRUCTURE

3,000,000 Common Units

Representing Limited Partner Interests

This is an initial public offering of common units representing limited partner interests of Landmark Infrastructure Partners LP.

We were recently formed by Landmark Dividend LLC ("Landmark"), and no public market currently exists for our common units. We are offering 3,000,000 common units in this offering. We expect that the initial public offering price will be between $19.00 and $21.00 per common unit. We have applied to list our common units on the NASDAQ Global Market under the symbol "LMRK".

Concurrently with this offering, Landmark will purchase from us 2,066,995 subordinated units for cash at the initial public offering price.

We are an "emerging growth company" as that term is used in the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act") and as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings. Please read "Risk Factors" and "Prospectus Summary – Emerging Growth Company Status."

Investing in our common units involves a high degree of risk. Before buying any common units, you should carefully read the discussion of material risks of investing in our common units in "Risk Factors" beginning on page 20. These risks include the following:

- We may not generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution to our unitholders.

- Our general partner and its affiliates, including Landmark, have conflicts of interest with us and limited fiduciary duties to us and our unitholders, and they may favor their own interests to our detriment and that of our unitholders. Additionally, we have no control over the business decisions and operations of Landmark, and Landmark is under no obligation to adopt a business strategy that favors us.

- If we are unable to make accretive acquisitions of real property interests, our growth could be limited.

- Unitholders have very limited voting rights and, even if they are dissatisfied, they cannot initially remove our general partner without its consent. Removal of the general partner requires the vote of at least 66 ⅔% of the limited partner interests.

- Our tax treatment depends on our status as a partnership for federal income tax purposes. If the Internal Revenue Service were to treat us as a corporation for federal income tax purposes, which would subject us to entity-level taxation, or if we were otherwise subjected to a material amount of additional entity-level taxation, then our distributable cash flow would be substantially reduced.

- Our unitholders' share of our income will be taxable to them for federal income tax purposes even if they do not receive any cash distributions from us.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Common Unit	Total
Initial public offering price	$	$
Underwriting discounts and commissions[(1)]	$	$
Proceeds to Landmark Infrastructure Partners LP, before expenses	$	$

(1) Excludes an aggregate structuring fee equal to 0.75% of the gross proceeds of this offering payable to Robert W. Baird & Co. Incorporated and Raymond James & Associates, Inc. Please read "Underwriting" beginning on page 194 of this prospectus for additional information regarding underwriting compensation.

We have granted the underwriters an option to purchase up to an additional 450,000 common units at the initial public offering price, less underwriting discounts and commissions, within 30 days from the date of this prospectus.

The underwriters are offering the common units as set forth under "Underwriting." The underwriters expect to deliver the common units on or about   , 2014 through the book-entry facilities of the Depository Trust Company.

Baird   Raymond James   RBC Capital Markets
Janney Montgomery Scott

, 2014

The Formation Transactions

We were formed in July 2014 by Landmark to acquire, own and manage a portfolio of real property interests that we lease to companies in the wireless communication, outdoor advertising and renewable power generation industries.

In connection with the closing of this offering, the following formation transactions will occur:

- Fund A and Fund D will contribute to us substantially all of their assets and liabilities, including their obligations under their secured debt facilities in exchange for, in the aggregate, 1,702,665 common units, 1,068,114 subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

- Landmark will purchase from us an additional 2,066,995 subordinated units for cash at the initial public offering price of our common units;

- we will issue all of the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

- the secured debt facilities assumed from Fund A and Fund D will be amended and restated as a new $190.0 million secured revolving credit facility;

- we will issue 3,000,000 common units to the public in this offering, representing a 38.3% limited partner interest in us;

- we will apply the net proceeds from this offering, together with the proceeds from our concurrent sale of subordinated units to Landmark, as described in "Use of Proceeds";

- we will contribute certain of our assets to Landmark Infrastructure Asset OpCo LLC, a taxable subsidiary, as discussed under "Material Federal Income Tax Considerations" on page 175; and

- we will enter into an omnibus agreement with Landmark and each of the Remaining Landmark Funds.

Organizational Structure After the Formation Transactions

After giving effect to the formation transactions described above, assuming the underwriters' option to purchase additional common units from us is not exercised, our units will be held as follows:

Common units issued to the public in this offering	38.3%
Common units distributed to the legacy members of the Contributing Landmark Funds[1]	21.7%
Landmark Interests[1]:	
Subordinated Units	40.0%[1]
Non-Economic General Partner Interest	0.0%[2]
Incentive Distribution Rights	—[3]
Total	100.0%

_____

(1) Reflects the liquidation of the Contributing Landmark Funds and the distribution to the legacy members of the Contributing Landmark Funds, including Landmark, of the cash, common units and subordinated units issued to the Contributing Landmark Funds in connection with their contribution of assets to us. Landmark will not receive any common units in the distribution from the Contributing Landmark Funds assuming we price at the midpoint of the price range set forth on the cover page of this prospectus. The allocation will vary depending on the initial public offering price of our common units. For more information, please read "Security Ownership and Certain Beneficial Owners and Management."

(2) Our general partner owns a non-economic general partner interest in us. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – General Partner Interest and Incentive Distribution Rights."

(3) Incentive distribution rights represent a variable interest in distributions and thus are not expressed as a fixed percentage. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – General Partner Interest and Incentive Distribution

Rights.'' Distributions with respect to the incentive distribution rights will be classified as distributions with respect to equity interests. All of the incentive distribution rights will be issued to our general partner, which is wholly owned by Landmark.

The following simplified diagram depicts our organizational structure after giving effect to the formation transactions described above.



Landmark
(our Sponsor)
Subordinated Units
100% Ownership Interest
Landmark Infrastructure Partners GP LLC
(our General Partner)
Incentive Distribution Rights
40% limited partner interest (subordinated)
Non-economic general partner interest
Public Unitholders
Common Units
Contributing Landmark Funds Legacy Members(1)
Common Units
38.3% limited partner interest
21.7% limited partner interest
Landmark Infrastructure Partners LP
(the Partnership)
Landmark Infrastructure Operating Company LLC
Other Operating Subsidiaries
Landmark Infrastructure Asset OpCo LLC

(1) Assumes the subsequent liquidation of Fund A and Fund D and the distribution of their respective assets, including our units, to Landmark and each fund's legacy members, as described herein.

THE OFFERING

Common units offered to the public . . . . . .
3,000,000 common units.

3,450,000 common units if the underwriters exercise in full their option to purchase additional common units from us.

Subordinated units sold to Landmark . . . .
Concurrently with this offering, Landmark will purchase 2,066,995 subordinated units from us at the initial public offering price of our common units.

Units outstanding after this offering . . . . . .
4,702,665 common units and 3,135,109 subordinated units, representing, respectively, a 60% and 40% limited partner interest in us.

Landmark Infrastructure Partners GP LLC will hold a non-economic general partner interest in us and all of the incentive distribution rights.

Use of proceeds . . . .
We expect to receive net proceeds of approximately $50.8 million from the sale of common units offered by this prospectus based on the initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. We intend to use the net proceeds from this offering, together with the proceeds from our sale of subordinated units to Landmark, as follows:

- to make a distribution to Fund A and Fund D; and

- to pay commitment fees under our new revolving credit facility.

In addition, after amendment and restatement of the assumed secured debt facilities into the new revolving credit facility, we will pay down $19.0 million of outstanding indebtedness under our new revolving credit facility.

Please read "Use of Proceeds."

If the underwriters exercise in full their option to purchase additional common units, the additional net proceeds to us would be approximately $8.4 million (based on the midpoint of the price range set forth on the cover of this prospectus), after deducting underwriting discounts and commissions, the structuring fee and estimated offering expenses. The net proceeds from any exercise by the underwriters of their option to purchase additional common units from us will be used to redeem from the Contributing Landmark Funds a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and commissions and the structuring fee.

Cash distributions . . . . We intend to pay a minimum quarterly distribution of $0.287500 per unit to the extent we have sufficient available cash at the end of each quarter after establishment of cash reserves and payment of fees and expenses, including payments to our general partner. We refer to this cash amount after reserves and the payment of fees and expenses as "available cash." Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail under the caption "Cash Distribution Policy and Restrictions on Distributions."

For the quarter in which this offering closes, we will pay a prorated distribution on our units covering the period from the completion of this offering through December 31, 2014, based on the actual length of that period.

In general, we will pay any cash distributions we make each quarter in the following manner:

- *first*, to the holders of common units, until each common unit has received a minimum quarterly distribution of $0.287500, plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period;

- *second*, to the holders of subordinated units until each subordinated unit has received a minimum quarterly distribution of $0.287500; and

- *third*, to the holders of common and subordinated units, pro rata, until each unit has received a distribution of $0.330625.

If cash distributions to our unitholders exceed $0.330625 per unit in any quarter, our general partner, as the initial holder of the incentive distribution rights will receive increasing percentages, up to 50.0%, of the cash we distribute in excess of that amount. We refer to these distributions as "incentive distributions." In certain circumstances, our general partner, as the initial holder of the incentive distribution rights, has the right to reset the target distribution levels described above to higher levels based on our cash distributions at the time of the exercise of this reset election. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions."

If we do not have sufficient available cash at the end of each quarter, we may, but are under no obligation to, borrow funds to pay the minimum quarterly distribution to our unitholders.

The amount of distributable cash flow we must generate to support the payment of the minimum quarterly distribution for four quarters on all of our common units and subordinated units to be outstanding immediately after this offering is approximately $9.0 million (or an average of approximately $2.3 million per quarter).

Pro forma distributable cash flow generated during the twelve months ended September 30, 2014, and the year ended December 31, 2013, was approximately $10.6 million and $9.1 million, respectively. As a result, we would have had sufficient distributable cash flow on a pro forma basis to pay the full minimum quarterly distributions on our common and subordinated units for the twelve months ended September 30, 2014 and for the year ended December 31, 2013. Please read "Cash Distribution Policy and Restrictions on Distributions – Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended September 30, 2014, and the Year Ended December 31, 2013."

We believe, based on our financial forecast and related assumptions included in "Cash Distribution Policy and Restrictions on Distributions – Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015 and the Twelve Months Ending September 30, 2015" that we will generate sufficient distributable cash flow to support the payment of the aggregate minimum quarterly distributions of $2.3 million on all of our common units and subordinated units for the twelve months ending December 31, 2015 and the twelve months ending September 30, 2015. However, we do not have a legal obligation to pay distributions at our minimum quarterly distribution rate or at any other rate except as provided in our partnership agreement, and there is no guarantee that we will pay quarterly cash distributions to our unitholders. Please read "Cash Distribution Policy and Restrictions on Distributions."

Subordinated units . . . .   Landmark will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that for any quarter during the subordination period, the subordinated units will not be entitled to receive any distribution until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters during the subordination period. Subordinated units will not accrue arrearages.

Conversion of subordinated units . . . .   The subordination period will end on the first business day after the date that we have earned and paid distributions of at least (1) $1.15 (the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units for each of three consecutive, non-overlapping four quarter periods ending on or after December 31, 2017, or (2) $1.725 (150% of the annualized minimum quarterly distribution) on each of the outstanding common units and subordinated units and the related distributions on the incentive distribution rights for any four-quarter period ending on or after December 31, 2015, in each case provided there are no arrearages in payment of the minimum quarterly distributions on our common units at that time.

The subordination period also will end upon the removal of our general partner other than for cause if no subordinated units or common units held by the holders of subordinated units or their affiliates are voted in favor of that removal.

SUMMARY HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following table shows summary historical and pro forma combined financial data of our Predecessor, and summary unaudited pro forma combined financial data of Landmark Infrastructure Partners LP for the periods and as of the dates indicated. The summary historical interim combined financial data of our Predecessor as of September 30, 2014, and for the nine months ended, September 30, 2014 and 2013, are derived from the unaudited interim combined financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim balance sheet data of our Predecessor as of September 30, 2013, are derived from the unaudited interim balance sheet not included herein. The summary historical combined financial data of our Predecessor as of, and for the years ended, December 31, 2013 and 2012, are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The summary unaudited pro forma combined financial data presented in the following table as of, and for the nine months ended, September 30, 2014, and for the year ended December 31, 2013, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of September 30, 2014, and the unaudited pro forma combined statements of operations for the year ended December 31, 2013, and the nine months ended September 30, 2014, assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

- the contribution by Fund A and Fund D to us of substantially all of their assets and liabilities, including their obligations under their secured debt facilities, in exchange for, in the aggregate, 1,702,665 common units, 1,068,114 subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

- the purchase by Landmark from us of an additional 2,066,995 subordinated units for cash at the initial public offering price of our common units;

- our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

- our issuance of 3,000,000 common units to the public in this offering, representing a 38.3% limited partner interest in us;

- the assumption of the secured debt facilities from Fund A and Fund D, the amendment and restatement of such facilities as a new $190.0 million secured revolving credit facility, and the payment of $19.0 million to the lenders to reduce the outstanding principal amount in respect of such facility;

- the application of the net proceeds from this offering, together with the proceeds from our sale of subordinated units to Landmark as described in "Use of Proceeds";

- our entry into an omnibus agreement with Landmark and each of the Remaining Landmark Funds; and

- the adjustment of the basis of certain contributed assets and liabilities to Landmark's basis, which reflects the change in control of Landmark that occurred in December 2012, as a result of accounting for the transaction as a reorganization of entities under common control pursuant to Accounting Standards Codification 805, Business Combinations (ASC 805).

The unaudited pro forma combined financial statements do not give effect to an estimated $1.8 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership. In addition, while we give pro forma effect to the costs we will incur under the omnibus agreement that we will enter into with Landmark and certain of its affiliates, including the Remaining Landmark Funds, at the closing of this offering, those adjustments in the aggregate have yielded a similar result to the costs that our Predecessor incurred historically.

	Nine Months Ended September 30,			Year Ended December 31,		
	Partnership Pro Forma Combined	Predecessor Historical Combined		Partnership Pro Forma Combined	Predecessor Historical Combined	
	2014	2014	2013	2013	2013	2012
Statement of Operations Data:						
Revenue						
Rental revenue	$ 10,022,882	$ 10,010,077	$ 8,522,894	$ 11,833,067	$ 11,887,802	$ 6,414,441
Interest income on receivables	562,393	522,994	567,500	792,362	742,185	356,348
Total revenue	10,585,275	10,533,071	9,090,394	12,625,429	12,629,987	6,770,789
Expenses						
Management fees to affiliate	306,043	306,043	270,314	370,625	370,625	209,091
Property operating	21,138	21,138	6,997	6,454	6,454	26,267
General and administrative	579,679	579,679	537,030	722,028	722,028	191,293
Acquisition-related	29,775	29,775	318,600	318,600	318,600	727,158
Amortization	2,599,741	1,937,361	1,689,430	3,254,868	2,313,092	1,381,265
Impairments	8,450	8,450	126,500	1,040,437	573,575	183,271
Total expenses	3,544,826	2,882,446	2,948,871	5,713,012	4,304,374	2,718,345
Other income and expenses						
Interest expense	(2,115,000)	(3,500,806)	(2,778,002)	(2,820,000)	(3,840,359)	(1,476,207)
Unrealized gain (loss) on derivative financial instruments	11,502	11,502	995,246	1,279,176	1,279,176	(1,016,716)
Total other income and expenses	(2,103,498)	(3,489,304)	(1,782,756)	(1,540,824)	(2,561,183)	(2,492,923)
Net income	$ 4,936,951	$ 4,161,321	$ 4,358,767	$ 5,371,593	$ 5,764,430	$ 1,559,521
Net income per limited partner unit (basic and diluted):						
Common units	$ 0.63			$ 0.69		
Subordinated units	0.63			0.69		
Balance Sheet Data (End of Period):						
Land and real property interests, before accumulated amortization	$173,365,233	$126,628,076	$ 123,390,176		$122,955,842	$ 92,777,396
Land and real property interests, after accumulated amortization	$168,274,035	$121,686,260	$ 120,546,948		$119,598,353	$ 91,326,506
Total assets	$186,628,497	$142,453,585	$ 141,315,085		$138,405,319	$133,803,753
Secured debt facilities	$ 75,000,000	$ 91,850,894	$ 84,419,665		$ 89,336,688	$ 67,301,683
Total liabilities	$ 84,518,576	$103,898,733	$ 98,699,234		$ 97,708,413	$ 74,485,876
Equity	$102,109,921	$ 38,554,852	$ 42,615,851		$ 40,696,906	$ 59,317,877
Statement of Cash Flow Data:						
Cash flow provided by operating activities		$ 5,479,720	$ 6,268,163		$ 8,271,287	$ 4,275,673
Cash flow used in investing activities		$ (1,894,976)	$ (23,070,173)		$ (27,809,401)	$ (63,953,318)
Cash flow provided by (used in) financing activities		$ (4,144,802)	$ (5,806,768)		$ (4,672,696)	$ 84,767,223
Other Data:						
Total number of leased tenant sites (end of period)	686	686	672	672	672	501
EBITDA	$ 9,651,692	$ 9,599,488	$ 8,826,199	$ 11,446,461	$ 11,917,881	$ 4,416,993
Adjusted EBITDA	$ 9,582,144	$ 9,167,486	$ 7,829,685	$ 11,464,090	$ 10,930,271	$ 6,003,895

---

(1) For a definition of the non-GAAP financial measure of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

- our general partner decides whether to retain separate counsel, accountants or others to perform services for us; and

- our general partner may elect to cause us to issue common units to it in connection with a resetting of the target distribution levels related to our general partner's incentive distribution rights without the approval of the conflicts committee of the board of directors of our general partner (which we refer to as our "conflicts committee"), or our unitholders. This election may result in lower distributions to our common unitholders in certain situations.

Under the terms of our partnership agreement, the doctrine of corporate opportunity, or any analogous doctrine, does not apply to our general partner or any of its affiliates, including Landmark, and their respective executive officers, directors and owners. Any such person or entity that becomes aware of a potential transaction, agreement, arrangement or other matter that may be an opportunity for us will not have any duty to communicate or offer such opportunity to us. Landmark will continue to manage the operation of the Remaining Landmark Funds (including any similar investment funds formed in the future) and will be under no obligation to provide acquisition opportunities to us. Any such person or entity will not be liable to us or to any limited partner for breach of any fiduciary duty or other duty by reason of the fact that such person or entity pursues or acquires such opportunity for itself, directs such opportunity to another person or entity or does not communicate such opportunity or information to us. This may create actual and potential conflicts of interest between us and affiliates of our general partner and result in less than favorable treatment of us and our unitholders. Please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement" and "Conflicts of Interest and Duties."

Our general partner intends to limit its liability regarding our obligations.

Our general partner intends to limit its liability under contractual arrangements so that the counterparties to such arrangements have recourse only against our assets, and not against our general partner or its assets. Our general partner may therefore cause us to incur indebtedness or other obligations that are nonrecourse to our general partner. Our partnership agreement permits our general partner to limit its liability, even if we could have obtained more favorable terms without the limitation on liability. In addition, we are obligated to reimburse or indemnify our general partner to the extent that it incurs obligations on our behalf. Any such reimbursement or indemnification payments would reduce the amount of cash otherwise available for distribution to our unitholders.

Our management has no experience in managing our business as a U.S. publicly traded partnership.

Our executive management team and internal accounting staff have no experience in managing our business and reporting as a U.S. publicly traded partnership. As a result, we may not be able to anticipate or respond to material changes or other events in our business as effectively as if our executive management team and accounting staff had such experience. Furthermore, growth projects may place significant strain on our management resources, thereby limiting our ability to execute our day-to-day business activities.

You will experience immediate and substantial dilution in pro forma net tangible book value of $28.40 per common unit.

The assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of this prospectus) exceeds our pro forma net tangible book value of $(8.40) per unit. Based on the assumed initial public offering price of $20.00 per common unit, you will incur immediate and substantial dilution of $28.40 per common unit. This dilution results primarily because our assets are recorded in accordance with GAAP at their historical cost and not their fair value. Please read "Dilution."

USE OF PROCEEDS

We expect to receive net proceeds of approximately $50,800,000 from the sale of 3,000,000 common units offered by this prospectus, based on an assumed initial public offering price of $20.00 per common unit (the midpoint of the price range set forth on the cover of the prospectus), after deducting underwriting discounts and commissions, structuring fees and estimated offering expenses. Our estimate assumes the underwriters' option to purchase 450,000 additional common units from us is not exercised. Additionally, we expect to receive net proceeds of approximately $41,339,900 from the sale of 2,066,995 subordinated units to Landmark at the assumed initial public offering price for our common units. We intend to use the proceeds from this offering, together with the proceeds of our concurrent sale of 2,066,995 subordinated units to Landmark, as set forth in the following table:

Sources of Cash		Uses of Cash	
Gross proceeds from this offering	$ 60,000,000	Repayment of amounts under new secured revolving credit facility[1][3]	$ 19,025,861
Gross proceeds from the sale of subordinated units to Landmark	41,339,900	Distribution to Fund A and Fund D[2][3]	70,614,039
		Underwriting discounts and commissions, structuring fees and other offering expenses	9,200,000
		Credit facility commitment fees and expenses	2,500,000
Total	$101,339,900	Total	$101,339,900

(1) The existing secured debt facilities consist of term loans at Fund A and Fund D. As of October 13, 2014, the assumed Fund A term loan had a principal balance of $29,867,155, bore interest at a LIBOR based rate, which, as of October 13, 2014, was 3.15% and will mature April 2017, and the assumed Fund D term loan had a principal balance of $64,158,706, bore interest at a LIBOR based rate, which as of October 13, 2014, was 3.15% and will mature May 2018. Borrowings under the secured debt facilities were used by Fund A and Fund D to acquire real property interests that will be contributed to us in connection with the closing of this offering. The secured debt facilities will be amended and restated as a new revolving credit facility.

(2) Following the closing of this offering, Fund A and Fund D will make a further liquidating distribution to their respective members, including Landmark.

(3) Repayment of amounts under the new secured revolving credit facility may be lower due to amortization of existing principal balances, resulting in a decrease in the repayment of the new secured revolving credit facility and an increase in the distribution to Fund A and Fund D.

An increase or decrease in the initial public offering price of $1.00 per common unit would cause the net proceeds from the offering, after deducting underwriting discounts and commissions, structuring fees and offering expenses, to increase or decrease by $2,790,000 million. In the event of an increase or decrease in the initial public offering price, we will have more or less cash available to distribute to the Contributing Landmark Funds.

The net proceeds from any exercise by the underwriters of their option to purchase additional common units will be used to redeem from the Contributing Landmark Funds, a number of common units equal to the number of common units issued upon exercise of the option at a price per common unit equal to the net proceeds per common unit in this offering before expenses but after deducting underwriting discounts and commissions and the structuring fee. Accordingly, any exercise of the underwriters' option will not affect the total number of units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

CAPITALIZATION

The following table shows:

- the historical cash and cash equivalents and capitalization of our Predecessor as of September 30, 2014;

- our pro forma as adjusted cash and cash equivalents and capitalization as of September 30, 2014, giving effect to the following transactions:

  - the contribution by Fund A and Fund D of substantially all of their assets and liabilities to us in exchange for, in the aggregate, 1,702,665 common units, 1,068,114 subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

  - the purchase by Landmark from us of an additional 2,066,995 subordinated units for cash at the initial public offering price of our common units;

  - our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us; and

  - our amendment and restatement of the secured debt facilities as a new $190.0 million secured revolving credit facility with $75.0 million outstanding thereunder;

- our pro forma as further adjusted cash and cash equivalents and capitalization as of September 30, 2014, giving effect to the adjustments described in the bullet points above, and to the issuance and sale of 3,000,000 common units in this offering and the application of the net proceeds of this offering, together with the proceeds from our sale of subordinated units to Landmark, in the manner described under "Use of Proceeds."

This table is derived from, should be read together with and is qualified in its entirety by reference to the historical combined financial statements and the accompanying notes and the unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus.

	As of September 30, 2014		
	Historical (Predecessor)	Pro Forma For Formation Transactions (Partnership)	Pro Forma As Further Adjusted (Partnership)
Cash and cash equivalents	$ 477,269	$ 41,817,169	$ 1,177,831
Long-term debt			
Secured debt facilities[1]	$ 91,850,894	—	–
Deferred purchase price obligations[2]	484,869	–	–
New revolving credit facility[1]	–	$ 91,850,894	75,000,000
Total long-term debt (including current maturities)	$ 92,335,763	$ 91,850,894	$ 75,000,000
Partners' capital			
Equity	$ 38,554,852	$ 74,936,251	$ –
Common units – Public	–	–	50,800,000
Common units – Contributing Landmark Funds[3]	–	14,282,657	14,282,657
Subordinated units – Landmark[4]	–	37,027,264	37,027,264
General partner interest	–	–	–
Total partners' capital	38,554,852	126,246,172	102,109,921
Total capitalization	$130,890,615	$218,097,066	$177,109,921

(1) As of October 13, 2014, our Predecessor had an aggregate of $94,025,861 of borrowings outstanding under the secured debt facilities. The secured debt facilities will be amended and restated as the new revolving credit facility.

(2) Amount represents installment payments for the acquisition of real property interests. These will not become our obligations following the closing of this offering.

(3) To be distributed to the Contributing Landmark Fund legacy members.

(4) Includes 2,066,995 subordinated units purchased by Landmark concurrently with the closing of our initial public offering and 1,068,114 subordinated units Landmark will receive in connection with the contribution of interests from the Contributing Landmark Funds.

DILUTION

Dilution is the amount by which the offering price per common unit in this offering will exceed the pro forma net tangible book value per unit after the offering. On a pro forma basis as of September 30, 2014, after giving effect to the offering of common units and the related transactions, our net tangible book value was approximately $(65,861,865), or $(8.40) per unit. Purchasers of common units in this offering will experience substantial and immediate dilution in pro forma net tangible book value per unit.

Assumed initial public offering price per common unit[1]		$20.00
Historical net tangible book value per unit before this offering[2]	(18.01)	
Increase in net tangible book value per unit attributable to formation transactions (other than this offering)	8.62	
Pro forma net tangible book value per unit before this offering[2]	(9.39)	
Increase in net tangible book value per unit attributable to this offering	10.00	
Decrease in net tangible book value due to distributions to the Contributing Landmark Funds	(9.01)	
Less: Pro forma net tangible book value per unit after this offering[3]		(8.40)
Immediate dilution in net tangible book value per common unit to purchasers in this offering[4][5]		$28.40

___

(1) The midpoint of the price range set forth on the cover of this prospectus.
(2) Determined by dividing the number of units (1,702,665 common units and 3,135,109 subordinated units) to be issued to Landmark, Fund A and Fund D in exchange for their contribution of cash, assets and liabilities to us.
(3) Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (4,702,665 common units and 3,135,109 subordinated units) to be outstanding after the offering. When calculating pro forma net tangible book value per common unit, our proportionate limited partner interest in intangible assets and deferred charges amounts of approximately $167,971,586 and $3,541,105, respectively, are excluded from the calculation of pro forma net tangible book value.
(4) If the initial public offering price were to increase or decrease by $1.00 per common unit, it will have no impact on net tangible book value per unit since any change in the net proceeds would impact the amount of distribution to the Contributing Lankmark Funds.
(5) Assumes the underwriters' option to purchase additional common units from us is not exercised. If the underwriters' option to purchase additional common units from us is exercised in full, the immediate dilution in net tangible book value per common unit to purchasers in this offering would not change.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Landmark, and the Contributing Landmark Funds in respect of their units and by the purchasers of common units in this offering upon consummation of the transactions contemplated by this prospectus.

	Units acquired		Total consideration	
	Number	%	Amount	%
Landmark[1][2][3]	3,135,109	40.0%	$ 37,027,264	33.3%
Contributing Landmark Funds[2][4][5]	1,702,665	21.7%	14,282,657	12.8%
Purchasers in this offering	3,000,000	38.3%	60,000,000	53.9%
Total	7,837,774	100.0%	$111,309,921	100.0%

___

(1) Upon the consummation of the transactions described in this prospectus, including the formation transactions and the offering, Landmark will own 3,135,109 subordinated units and our general partner, which owns all of the incentive distribution rights.
(2) Assumes the underwriters' option to purchase additional common units from us is not exercised.
(3) Includes units issued to Landmark as a result of the liquidation of the Contributing Landmark Funds.
(4) The assets contributed by the Contributing Landmark Funds were recorded at historical cost in accordance with accounting principles generally accepted in the United States. Book value of the consideration provided by the Contributing Landmark Funds as of September 30, 2014, was $9,970,021.
(5) Excludes units issued to Landmark as a result of the liquidation of the Contributing Landmark Funds.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.287500 per unit for each whole quarter, or $1.15 per unit on an annualized basis. Our ability to pay cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "– General – Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy." Quarterly distributions, if any, will be made within 45 days after the end of each calendar quarter to holders of record on or about the first day of each such month in which such distributions are made. We do not expect to pay distributions for the period that begins on October 1, 2014, and ends on the day prior to the closing of this offering. We will adjust the amount of our first distribution for the period from the closing of this offering through December 31, 2014, based on the actual length of the period.

The amount of available cash needed to pay the minimum quarterly distribution on all of our common units and subordinated units to be outstanding immediately after this offering for one quarter and on an annualized basis is summarized in the table below:

	Aggregate minimum quarterly distributions		
	Number of units	One quarter	Annualized (four quarters)
Common units	4,702,665	$1,352,016	$5,408,065
Subordinated units held by Landmark	3,135,109	901,344	3,605,375
Total	7,837,774	$2,253,360	$9,013,440

Our general partner will initially own a non-economic general partner interest in us, which will not entitle it to receive cash distributions, and will also own all of the incentive distributions rights, which entitle the holder to increasing percentages, up to a maximum of 50%, of the cash we distribute in excess of $0.330625 per unit per quarter.

During the subordination period, before we pay any quarterly distributions to our subordinated unitholders, our common unitholders are entitled to receive payment of the full minimum quarterly distribution for such quarter plus any arrearages in distributions of the minimum quarterly distribution from prior quarters. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Subordinated Units and Subordination Period." We cannot guarantee, however, that we will pay distributions on our common units at our minimum quarterly distribution rate or at any other rate in any quarter. In addition, following the subordination period, assuming no additional issuances of limited partnership interests, the annualized aggregate minimum quarterly distribution on our common units (including the subordinated units that have converted into common units) will equal $9,013,440 and common units will no longer be entitled to priority distributions over the formerly subordinated units or arrearages.

Although holders of our common units may pursue judicial action to enforce provisions of our partnership agreement, including those related to requirements to pay cash distributions as described above, our partnership agreement provides that any determination made by our general partner in its capacity as our general partner must be made in good faith and that any such determination will not be subject to any other standard imposed by the Delaware Act or any other law, rule or regulation or at equity. Our partnership agreement provides that, in order for a determination by our general partner to be made in "good faith," our general partner must subjectively believe that the determination is in the best interests of our partnership. In making such determination, our general partner may take into account the totality of the circumstances or the totality of the relationships between the parties involved, including other relationships or transactions that may be particularly favorable or advantageous to us. Please read "Conflicts of Interest and Duties."

The provision in our partnership agreement requiring us to distribute all of our available cash quarterly may not be modified without amending our partnership agreement; however, as described above, the actual amount of our cash distributions for any quarter is subject to fluctuations based on the amount of cash we generate from our business, the amount of reserves our general partner establishes in accordance with our partnership agreement and the amount of available cash from working capital borrowings.

Additionally, our general partner may reduce the minimum quarterly distribution and the target distribution levels if legislation is enacted or modified that results in our becoming taxable as a corporation or otherwise subject to taxation as an entity for federal, state or local income tax purposes. In such an event, the minimum quarterly distribution and the target distribution levels may be reduced proportionately by the percentage decrease in our available cash resulting from the estimated tax liability we would incur in the quarter in which such legislation is effective. The minimum quarterly distribution will also be proportionately adjusted in the event of any distribution, combination or subdivision of common units in accordance with the partnership agreement, or in the event of a distribution of available cash from capital surplus. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Adjustment to the Minimum Quarterly Distribution and Target Distribution Levels." The minimum quarterly distribution is also subject to adjustment if the holder(s) of the incentive distribution rights (initially only our general partner) elect to reset the target distribution levels related to the incentive distribution rights. In connection with any such reset, the minimum quarterly distribution will be reset to an amount equal to the average cash distribution amount per common unit for the two quarters immediately preceding the reset. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Right to Reset Incentive Distribution Levels."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $1.15 per unit for the twelve months ending December 31, 2015 and the twelve months ending September 30, 2015. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended September 30, 2014, and the Year Ended December 31, 2013," in which we present the amount of distributable cash flow we would have generated on a pro forma basis for the twelve months ended September 30, 2014, and the year ended December 31, 2013, derived from our unaudited pro forma combined financial statements that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015 and the Twelve Months Ending September 30, 2015," in which we provide our estimated forecast of our ability to generate sufficient distributable cash flow to support the payment of the minimum quarterly distribution on all units for the twelve months ending December 31, 2015 and September 30, 2015, respectively.

Unaudited Pro Forma Distributable Cash Flow for the Twelve Months Ended September 30, 2014, and the Year Ended December 31, 2013

If we had completed the formation transactions on January 1, 2013, pro forma distributable cash flow generated for the twelve months ended September 30, 2014, and the year ended December 31, 2013, would have been $10,556,007 and $9,144,090, respectively. The amount of distributable cash flow we must generate to support the payment of minimum quarterly distributions for four quarters on all our common and subordinated units to be outstanding immediately after this offering, is $9,013,440 (or an average of $2,253,360 per quarter). As a result, we would have had sufficient distributable cash flow on a pro forma basis to pay the aggregate minimum quarterly distributions on our common and subordinated units for the twelve months ended September 30, 2014 and for the year ended December 31, 2013.

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had the transactions contemplated in this prospectus actually been completed as of the dates indicated. In addition, distributable cash flow is primarily a cash accounting concept, while our unaudited pro forma combined financial statements have been prepared on an accrual basis. Moreover, the pro forma adjustments made below contain adjustments in addition to or different from the adjustments made on our pro forma financial statements appearing elsewhere herein. As a result, you should view the amount of pro forma distributable cash flow only as a general indication of the amount of distributable cash flow that we might have generated had we been formed on January 1, 2013 and October 1, 2013, respectively.

We use the term "distributable cash flow" to measure whether we have generated from our operations, or "earned," a particular amount of cash sufficient to support the payment of the minimum quarterly distributions. Our partnership agreement contains the concept of "operating surplus" to determine whether our operations are generating sufficient cash to support the distributions that we are paying, as opposed to returning capital to our partners. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Operating Surplus and Capital Surplus – Operating Surplus." Because operating surplus is a cumulative concept (measured from the initial public offering date, and compared to cumulative distributions from the initial public offering date), we use the term distributable cash flow to approximate operating surplus on a quarterly or annual, rather than a cumulative, basis. As a result, distributable cash flow is not necessarily indicative of the actual cash we have on hand to distribute or that we are required to distribute.

The following table illustrates, on a pro forma basis, for the twelve months ended September 30, 2014, and the year ended December 31, 2013, the amount of cash that would have been available for distribution to our unitholders and our general partner, assuming in each case that this offering and the other transactions contemplated in this prospectus had been consummated on January 1, 2013. The pro forma adjustments presented below give effect to this offering and the related transactions. The pro forma amounts below are presented on a twelve-month basis, and there is no guarantee that we would have had available cash sufficient to pay the full minimum quarterly distribution on all of our outstanding units for each quarter within the twelve-month periods presented. Certain of the adjustments are explained in further detail in the footnotes to such adjustments.

	Pro Forma Twelve Months Ended September 30, 2014[1]	Pro Forma Year Ended December 31, 2013
Pro forma net income	$ 6,066,340	$ 5,371,593
Add:		
Amortization expense	3,491,228	3,254,868
Interest expense[2]	2,820,000	2,820,000
Pro forma EBITDA[3]	$12,377,568	$ 11,446,461
Less:		
Straight line rent adjustments	(117,405)	(153,242)
Amortization of above- and below-market rents	(446,976)	(351,643)
Unrealized gain on derivative financial instruments	(295,432)	(1,279,176)
Add:		
Impairments	807,446	1,040,437
Acquisition-related expenses	29,775	318,600
Capital contribution to fund general and administrative expense reimbursement[4]	521,031	442,653
Pro forma Adjusted EBITDA[3]	$12,876,007	$ 11,464,090
Less:		
Expansion capital expenditures[5]	(7,417,023)	(28,830,369)
Maintenance capital expenditures[6]	–	–
Cash interest expense[7]	(2,320,000)	(2,320,000)
Incremental general and administrative expenses associated with being a publicly traded partnership[8]	–	–
Add:		
Borrowings and capital contributions to fund expansion capital expenditures	7,417,023	28,830,369
Pro forma distributable cash flow	$10,556,007	$ 9,144,090
Implied cash distribution at the minimum quarterly distribution		
Annualized minimum quarterly distribution per unit	$ 1.15	$ 1.15
Distributions to public common unitholders	$ 3,450,000	$ 3,450,000
Distributions to Contributing Landmark Fund legacy members – common units	1,958,065	1,958,065
Distributions to Landmark – subordinated units	3,605,375	3,605,375
Total distributions to our unitholders	$ 9,013,440	$ 9,013,440
Excess of distributable cash flow over aggregate annualized minimum quarterly distribution	$ 1,542,567	$ 130,650

(1) Represents the combination of the pro forma results for the year ended December 31, 2013 and the nine months ended September 30, 2014, which are included elsewhere in this prospectus, less the pro forma results for the nine months ended September 30, 2013, which are not included in this prospectus.

(2) Interest expense includes the amortization of deferred loan costs incurred in connection with the amendment and restatement of the secured debt facilities as a new revolving credit facility.

(3) For a definition of the non-GAAP financial measure of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

(4) Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to a quarterly cap equal to the greater of $162,500 and 3% of our revenue during the preceding calendar quarter. This cap on expenses will last until the earlier to occur of:

(i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. The amounts we incurred in the twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively, which would have been subject to our expense cap were $764,677 and $722,028 of general and administrative expenses and $406,354 and $370,625 of management fees to affiliates. We have treated the management fees paid to Landmark as an allocation of additional general and administrative expenses, which would have also been subject to the cap. Upon the closing of the offering and the formation transactions, Landmark's right to receive this management fee will be terminated. The amount of general and administrative expense incurred by Landmark in excess of the cap that are not required to be reimbursed by us will be reflected as a capital contribution in our financial statements rather than a reduction of our general and administrative expenses.

(5) We have historically incurred expansion capital expenditures through the acquisition of real property interests, acquiring 17 and 171 tenant sites for the twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively, which represented only a portion of Landmark's total acquisitions for these periods. Expansion capital expenditures are those cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating income or operating capacity over the long term. Please read "Provisions of Our Partnership Agreement Relating to Cash Distributions – Capital Expenditures." Also includes acquisition-related expenses of $29,775 and $318,600 for the twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively.

(6) We have historically had no maintenance capital expenditures because substantially all of our tenant lease arrangements are effectively triple net which means our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, taxes and insurance. We anticipate that effectively triple net lease arrangements will continue to represent substantially all of our tenant leases and, correspondingly, that we will continue to have no maintenance capital expenditures.

(7) Represents interest expense on borrowings under our new revolving credit facility, excluding amortization of deferred loan costs.

(8) We anticipate that we will incur $1.8 million of incremental general and administrative expenses as a result of becoming a publicly traded partnership, and under the omnibus agreement, we will reimburse Landmark for those expenses. For the twelve months ended September 30, 2014 and the year ended December 31, 2014, our pro forma general and administrative expenses exceeded the cap, so we would not have had to reimburse any amounts to Landmark for the incremental general and administrative expenses.

Estimated Distributable Cash Flow for the Twelve Months Ending December 31, 2015 and the Twelve Months Ending September 30, 2015

We forecast our estimated distributable cash flow for the twelve month periods ending December 31, 2015 and September 30, 2015, will be approximately $9,464,113 and $9,387,203, respectively. This amount would exceed by $450,673 and $373,763, respectively, the amount needed to pay the aggregate annualized minimum quarterly distribution of $9,013,440 on all of our outstanding common and subordinated units for the twelve month periods ending December 31, 2015 and September 30, 2015. The number of outstanding units on which we have based our estimate does not include any common units that may be issued under the long-term incentive plan that our general partner will adopt prior to the closing of this offering.

We have not historically made public projections as to future operations, earnings or other results. However, management has prepared the forecast of estimated distributable cash flow for the twelve months ending December 31, 2015 and the twelve months ending September 30, 2015, and related assumptions set forth below to substantiate our belief that we will have sufficient available cash to pay the minimum quarterly distribution to all our unitholders for the twelve month periods ending December 31, 2015 and September 30, 2015, respectively. Please read "Cash Distribution Policy and Restrictions on Distributions – Significant Forecast Assumptions" for further information as to the assumptions we have made for this forecast. This forecast is a forward-looking statement and should be read together with our historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations." This forecast was not prepared with a view toward complying with the published guidelines of the SEC or guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the assumptions on which we base our belief that we can generate sufficient distributable cash flow to pay the minimum quarterly distribution to all unitholders for the forecasted period. However, this information is not fact and should not be relied upon as being necessarily indicative of our future results, and readers of this prospectus are cautioned not to place undue reliance on the prospective financial information.

The prospective financial information included in this registration statement has been prepared by, and is the responsibility of, our management. Neither Ernst & Young LLP nor any other independent accountants have audited, reviewed, compiled, nor performed any procedures with respect to the accompanying prospective

financial information nor have they expressed any opinion or any other form of assurance with respect thereto. The Ernst & Young LLP report included in this prospectus relates to our historical financial statements and the combined historical financial statements of our Predecessor. It does not extend to the prospective financial information and should not be read to do so.

When considering our financial forecast, you should keep in mind the risk factors and other cautionary statements under "Risk Factors." Any of the risks discussed in this prospectus, to the extent they are realized, could cause our actual results of operations to vary significantly from those that would enable us to generate our estimated distributable cash flow.

The assumptions and estimates underlying the prospective financial information are inherently uncertain and, though considered reasonable by us as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information. Please read "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" for a discussion of various factors that could materially affect our financial condition, results of operations, business, prospects and securities. Accordingly, there can be no assurance that the prospective results are indicative of the future performance of the Partnership or that actual results will not differ materially from those presented in the prospective financial information. Inclusion of the prospective financial information in this prospectus should not be regarded as a representation by any person that the results contained in the prospective financial information will be achieved.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the forecast or to update this forecast to reflect events or circumstances after the date of this prospectus. Therefore, you are cautioned not to place undue reliance on this prospective financial information.

Additional information relating to the principal assumptions used in preparing the projections is set forth below.

In light of the above, the statement that we believe that we will have sufficient distributable cash flow to allow us to pay the full minimum quarterly distribution on all our outstanding units for the twelve months ending December 31, 2015 and the twelve months ending September 30, 2015 should not be regarded as a representation by us or the underwriters or any other person that we will pay such distributions. Therefore, you are cautioned not to place undue reliance on this information.

The following table presents our forecasts of estimated distributable cash flow for the twelve month periods ending December 31, 2015 and September 30, 2015 and the distributable cash flow, on a pro forma basis, for the twelve months ended September 30, 2014.

	Forecast Twelve Months Ending December 31, 2015	Forecast Twelve Months Ending September 30, 2015	Pro forma Twelve Months Ended September 30, 2014[1]
Total revenue	$13,934,512	$13,864,696	$14,110,983
Expenses:			
Management fees to affiliate	–	–	(406,354)
Property operating	–	–	(20,595)
General and administrative	(2,500,000)[2]	(2,500,000)[2]	(764,677)
Acquisition-related	–	(8,100)	(29,775)
Amortization	(3,484,429)	(3,489,278)	(3,491,228)
Impairments	–	–	(807,446)
Total expenses	(5,984,429)	(5,997,378)	(5,520,075)
Other income and expenses			
Interest expense	(3,637,500)[3]	(3,637,500)[3]	(2,820,000)[3]
Unrealized gain on derivative financial instruments	–	–	295,432
Total other income and expenses	(3,637,500)	(3,637,500)	(2,524,568)
Net income	$ 4,312,583	$ 4,229,818	$ 6,066,340
Add:			
Amortization	3,484,429	3,489,278	3,491,228
Interest expense	3,637,500	3,637,500	2,820,000
Estimated/Pro Forma EBITDA[4]	$11,434,512	$11,356,596	$12,377,568
Less:			
Straight line rent adjustments	(62,232)	(76,790)	(117,405)
Amortization of above- and below-market rents	(620,667)	(613,203)	(446,976)
Unrealized gain on derivative financial instruments	–	–	(295,432)
Add:			
Impairments	–	–	807,446
Acquisition-related expenses	–	8,100	29,775
Capital contribution to fund general and administrative expense reimbursement[5]	1,850,000	1,850,000	521,031
Estimated/Pro Forma Adjusted EBITDA	$12,601,613	$12,524,703	$12,876,007
Less:			
Expansion capital expenditures[6]	–	(1,869,243)	(7,417,023)
Maintenance capital expenditures[7]	–	–	–
Cash interest expense	(3,137,500)[8]	(3,137,500)[8]	(2,320,000)[8]
Add:			
Borrowings and capital contributions to fund expansion capital expenditures	–	1,869,243	7,417,023
Estimated/Pro Forma distributable cash flow	$ 9,464,113	$ 9,387,203	$10,556,007
Implied cash distribution at the minimum quarterly distribution			
Annualized minimum quarterly distribution per unit	$ 1.15	$ 1.15	$ 1.15
Distributions to public common unitholders	$ 3,450,000	$ 3,450,000	$ 3,450,000
Distributions to Contributing Landmark Fund legacy members – common units	1,958,065	1,958,065	1,958,065
Distributions to Landmark – subordinated units	3,605,375	3,605,375	3,605,375
Total distributions to our unitholders	$ 9,013,440	$ 9,013,440	$ 9,013,440
Excess of distributable cash flow over aggregate annualized minimum quarterly distribution	$ 450,673	$ 373,763	$ 1,542,567

(1) Represents the combination of the pro forma results for the year ended December 31, 2013 and the nine months ended September 30, 2014, which are included elsewhere in this prospectus, less the pro forma results for the nine months ended September 30, 2013, which are not

included in this prospectus.

(2) Forecast includes $1.8 million of estimated incremental annual expenses associated with being a publicly traded partnership.

(3) Represents interest expense on borrowings under our new revolving credit facility.

(4) For a definition of EBITDA and Adjusted EBITDA and a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP, and for a discussion of how we use EBITDA and Adjusted EBITDA to evaluate our operating performance please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

(5) Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to a quarterly cap equal to the greater of $162,500 and 3% of our revenue during the preceding calendar quarter. This cap on expenses will last until the earlier to occur of: (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. The amount of general and administrative expense incurred by Landmark in excess of the cap that will not be required to be reimbursed by us will be reflected as a capital contribution in our financial statements rather than a reduction of our general and administrative expenses.

(6) We have historically incurred expansion capital expenditures through the acquisition of real property interests, acquiring 17 and 171 tenant sites for the twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively, which acquisitions by us represented only a portion of Landmarks' total acquisitions for these periods. Except for the acquisition of 9 tenant sites completed in October 2014, we have assumed no expansion capital expenditures for the forecasted periods.

(7) We have historically had no maintenance capital expenditures because our tenant lease arrangements are effectively triple net, which generally means our tenants or the underlying property owners are contractually responsible for property-level operating expenses, including maintenance capital expenditures, taxes and insurance. We anticipate that effectively triple net lease arrangements will continue to represent substantially all of our tenant leases and, correspondingly, that we will continue to have no maintenance capital expenditures.

(8) Represents interest expense on borrowings under our new revolving credit facility, excluding amortization of deferred loan costs.

Significant Forecast Assumptions

The forecast has been prepared by and is the responsibility of management. The forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve month periods ending December 31, 2015 and September 30, 2015. While the assumptions discussed below are not all-inclusive, they include those that we believe are material to our forecasted results of operations, and any assumptions not discussed below were not deemed to be material. We believe we have a reasonable, objective basis for these assumptions. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. There will likely be differences between our forecast and our actual results and those differences could be material. If the forecasted results are not achieved, we may not be able to pay cash distributions on our common units at the minimum quarterly distribution rate.

Revenue

We generate revenue primarily from leasing our real property interests to owners and operators of infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries.

In forecasting revenue from our real property interests, we have based our projections on the following assumptions:

- We have generally assumed we will collect rental revenue, including increases in rental revenue from contractual rent escalators and revenue sharing arrangements, pursuant to the terms of our existing leases, subject to the occupancy rate discussion below. As of October 13, 2014, 95% of our tenant leases contained contractual rent escalators, 88% of which were fixed-rate (with an average annual escalation rate of approximately 2.6%) and 7% of which were tied to CPI. For the purposes of forecasting CPI-based rent increases, we forecast CPI based on recent CPI history and future expectations.

- For leases that contain revenue sharing agreements we have based our forecast on actual recent revenue sharing amounts, without assuming increases or decreases.

- Although historically 99% of our available tenant sites have been actively leased, we have forecast an occupancy rate of approximately 97%, which is consistent with our long-term expectations and reflects potential lease cancellations associated with tenant consolidation and other unforeseen circumstances.

- We have not forecasted additional revenue resulting from future lease amendments.

- Straight line rent adjustments are forecasted based on the contractual terms of the leases in place, subject to adjustment for the previous factors, and above- and below-market lease intangible amortization is based on the existing balance of above- and below-market intangibles and their associated estimated lives.

- Forecasted revenue for the twelve month periods ending December 31, 2015 and September 30, 2015 includes $154,562 and $141,147, respectively, of revenue from 9 tenant sites acquired in October 2014.

To forecast interest income on our receivables, we have forecasted the amount of interest income we expect to realize based on the contractual payments expected to be received and the related receivable amortization schedule. Please read "Business and Properties – Our Initial Portfolio of Real Property Interests – Other Assets."

As shown in the following table, we estimate that we will generate revenue of $13,934,512 and $13,864,696 for the twelve month periods ending December 31, 2015 and September 30, 2015, respectively, compared to pro forma revenue of $14,110,983 and $12,625,429 for the twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively. The forecasted revenue reflects only the assets to be contributed to us in connection with this offering and formation transactions and does not account for potential acquisitions we may complete in the twelve months following the closing of this offering.

	Forecasted Revenue for Twelve Months Ending		Pro Forma Revenue for Twelve Months Ended	
	December 31, 2015	September 30, 2015	September 30, 2014	December 31, 2013
Real Property Interests				
Wireless Communication	$11,138,911	$11,081,367	$11,493,205	$10,146,943
Outdoor Advertising	2,073,085	2,056,126	1,855,470	1,686,124
Renewable Power Generation	30,962	22,018	6,356	–
Subtotal – Revenue from Real Property Interests	$13,242,958	$13,159,511	$13,355,031	$11,833,067
Interest Income on Receivables	691,554	705,185	755,952	792,362
Total Revenue	$13,934,512	$13,864,696	$14,110,983	$12,625,429

Operating Expenses

Substantially all of our tenant sites are subject to effectively triple net lease arrangements, meaning that our tenants or the underlying property owners are contractually responsible for property-level operating expenses. For the pro forma twelve months ended September 30, 2014 and the year ended December 31, 2013, our property-level operating expenses were less than 1% of revenue. For this reason, we have not forecast any property-level operating expenses for the twelve month periods ending December 31, 2015 and September 30, 2015.

General and Administrative Expense

Our general and administrative expense consisted of $764,677 and $722,028 of pro forma general and administrative expense and $406,354 and $370,625 of pro forma management fees to affiliates for the twelve month periods ended September 30, 2014 and the year ended December 31, 2013, respectively. For each of the twelve month periods ending December 31, 2015 and September 30, 2015, we anticipate general and administrative expenses of $2.5 million, with the increase primarily a result of $1.8 million of incremental expenses we expect to incur as a result of becoming a public company, including, but not limited to, board of directors' fees and expenses, directors' and officers' insurance, Sarbanes-Oxley Act of 2002 compliance costs, SEC reporting expenses and incremental audit and tax fees. Our pro forma historical results also include the management fee charged by Landmark to cover certain administrative costs as the managing member of the Contributing Landmark Funds. The amount of the management fees paid to Landmark was $406,354 and $370,625 for the twelve months ended September 30, 2014 and the year ended December 31, 2013. Concurrent with the closing of this offering, Landmark's right to receive the management fee for managing these assets will be terminated and we will instead reimburse Landmark for certain general and administrative expenses incurred by Landmark pursuant to the omnibus agreement, subject to a cap, as described below.

Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services Landmark will provide to us in support of our business, subject to a quarterly cap equal to the greater of $162,500 and 3% of our revenue during the preceding calendar. This cap on expenses will last until the earlier to occur of (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering. To the extent such general and administrative expenses exceed the cap amount, we will not be required to reimburse Landmark for such excess and reimbursement for the excess will be reflected on our financial statements as a capital contribution from Landmark rather than as a reduction of our general and administrative expenses, except for expenses of Landmark and its affiliates that would otherwise have been allocated to us, which are not included in our forecasted general and administrative expenses. For the forecast periods, we have assumed the cap would apply for our general and administrative expenses in excess of $650,000 and, as a result, in calculating our forecasted Adjusted EBITDA, we have added back a capital contribution of $1,850,000. In addition, due to the cap, additional expenses of $1,000,000 that would have been allocated to us by our general partner are not included in our forecasted general and administrative expenses.

For a more complete description of these agreements and the services covered by it, please read "Certain Relationships and Related Party Transactions – Agreements Governing the Transactions – Omnibus Agreement."

Amortization Expense

We estimate that amortization expense will be $3,484,429 and $3,489,278 for the twelve month periods ending December 31, 2015 and September 30, 2015, respectively, compared to $3,491,228 and $3,254,868 for the pro forma twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively. Forecasted amortization expense for the twelve month periods ending December 31, 2015 and September 30, 2015 includes amortization expense of $25,584 related to 9 tenant sites acquired in October 2014. We forecast amortization expense based on the expected cost basis of our assets and their related amortization lives.

Financing

We estimate that interest expense for each of the twelve month periods ending December 31, 2015 and September 30, 2015 will be $3,637,500, compared to $2,820,000 for the pro forma twelve months ended September 30, 2014 and the year ended December 31, 2013, respectively. Our forecasted interest expense for the twelve month periods ending December 31, 2015 and September 30, 2015 is based on the following assumptions:

- an effective interest rate of approximately 4.9%, based on:

  - expected applicable base rates and spreads pursuant to the new revolving credit facility that results from the amendment and restatement of the secured debt facilities in connection with this offering;

  - the impact of certain hedging activities that we intend to execute, reflecting our anticipated mix of borrowings subject to either fixed or floating interest rates;

  - annual commitment fees associated with undrawn capacity, as well as the amortization of estimated deferred issuance costs incurred in connection with our new revolving credit facility; and

- we will remain in compliance with the financial and other covenants in our new revolving credit facility.

The effective interest rate of 3.8% used to calculate pro forma interest expense for the twelve months ended September 30, 2014 and the year ended December 31, 2013 was based on the same assumptions as the forecast period, other than the assumptions with respect to hedging activities.

Capital Expenditures

We estimate that we will have no maintenance capital expenditures for the twelve month periods ending December 31, 2015 and September 30, 2015. Substantially all of our lease arrangements are effectively triple net, meaning that our tenants or the underlying property owners are responsible for property-level expenses, including maintenance capital expenditures. For this reason, we expect to have no maintenance capital expenditures. No maintenance capital expenditures were incurred during the pro forma twelve months ended September 30, 2014 or the year ended December 31, 2013. Further, except for the acquisition of 9 tenant sites in October 2014, we have assumed no expansion capital expenditures for the twelve month periods ending December 31, 2015 and September 30, 2015. Although we have not forecasted any expansion capital expenditures, we may make expansion capital expenditures in connection with acquisitions from Landmark or its affiliates or unrelated third parties. We would expect to finance any acquisitions with the issuance of additional equity or the incurrence of additional debt.

Regulatory, Industry and Economic Factors

Our forecasts of estimated distributable cash flow for the twelve month periods ending December 31, 2015 and September 30, 2015 are based on the following significant assumptions related to regulatory, industry and economic factors:

- There will not be any new federal, state, or local regulation, or any interpretation of existing regulation which will be materially adverse to our business;

- There will not be any material accidents, weather-related incidents, or similar unanticipated events with respect to our assets; and

- There will not be any material adverse changes in the wireless communication, outdoor advertising or renewable power generation industries, or to overall economic conditions.

PROVISIONS OF OUR PARTNERSHIP AGREEMENT RELATING TO CASH DISTRIBUTIONS

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Distributions of Available Cash

General

Our partnership agreement requires that, within 45 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we distribute all of our available cash to unitholders of record on the applicable record date. We will adjust the amount of our distribution for the period from the closing of this offering through   , 2014, based on the actual length of the period.

Definition of Available Cash

Available cash generally means, for any quarter, all cash and cash equivalents on hand at the end of that quarter:

- *less*, the amount of cash reserves established by our general partner to:

    - provide for the proper conduct of our business (including reserves for our future capital expenditures and anticipated future debt service requirements);

    - comply with applicable law, any of our or our subsidiaries' debt instruments or other agreements; or

    - provide funds for distributions to our unitholders and to our general partner for any one or more of the next four quarters (provided that our general partner may not establish cash reserves for distributions if the effect of the establishment of such reserves will prevent us from distributing the minimum quarterly distribution on all common units and any cumulative arrearages on such common units for the current quarter).

- *plus*, if our general partner so determines, all or any portion of the cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made subsequent to the end of such quarter.

The purpose and effect of the last bullet point above is to allow our general partner, if it so decides, to use cash from working capital borrowings made after the end of the quarter but on or before the date of determination of available cash for that quarter to pay distributions to unitholders. Under our partnership agreement, working capital borrowings are generally borrowings that are made under a credit facility, commercial paper facility or similar financing arrangement, and in all cases are used solely for working capital purposes or to pay distributions to partners and with the intent of the borrower to repay such borrowings within twelve months with funds other than from additional working capital borrowings.

Intent to Distribute the Minimum Quarterly Distribution

Under our current cash distribution policy, we intend to pay a minimum quarterly distribution to the holders of our common units and subordinated units of $0.287500 per unit, or $1.15 per unit on an annualized basis, to the extent we have sufficient available cash after the establishment of cash reserves and the payment of costs and expenses, including reimbursements of expenses to our general partner. However, there is no guarantee that we will pay the minimum quarterly distribution on our units in any quarter. The amount of distributions paid under our cash distribution policy and the decision to pay any distribution will be determined by our general partner, taking into consideration the terms of our partnership agreement. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – New Revolving Credit Facility" for a discussion of the restrictions included in our new revolving credit facility that may restrict our ability to pay distributions.

General Partner Interest and Incentive Distribution Rights

Initially, our general partner will own a non-economic general partner interest in us, which will not entitle it to receive cash distributions. However, our general partner may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Our general partner will also initially hold incentive distribution rights that will entitle it to receive increasing percentages, up to a maximum of 50%, of the available cash we distribute from operating surplus (as defined below) in excess of $0.330625 per unit per quarter. The maximum distribution of 50% does not include any distributions that our general partner or its affiliates may receive on common or subordinated units that they own. Please read "Our Partnership Agreement" for additional information.

Operating Surplus and Capital Surplus

General

All cash distributed to unitholders will be characterized as either being paid from "operating surplus" or "capital surplus." We treat distributions of available cash from operating surplus differently than distributions of available cash from capital surplus.

Operating Surplus

We define operating surplus as:

* $10.0 million (as described below); *plus*

*   all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below), provided that cash receipts from the termination of an interest rate hedge prior to its specified termination date shall be included in operating surplus in equal quarterly installments over the remaining scheduled life of such interest rate hedge; *plus*

*   working capital borrowings made after the end of a quarter but on or before the date of determination of operating surplus for that quarter; *plus*

*   cash distributions (including incremental distributions on incentive distribution rights) paid in respect of equity issued, other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the capital asset commences commercial service and the date that it is abandoned or disposed of; *less*

*   all of our operating expenditures (as defined below) after the closing of this offering; *less*

*   the amount of cash reserves established by our general partner to provide funds for future operating expenditures; *less*

*   all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such 12-month period with the proceeds of additional working capital borrowings.

As described above, operating surplus does not reflect actual cash on hand that is available for distribution to our unitholders and is not limited to cash generated by operations. For example, it includes a provision that will enable us, if we choose, to distribute as operating surplus up to $10.0 million of cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash distributions. As a result, we may also distribute as operating surplus up to the amount of any such cash that we receive from non-operating sources.

The proceeds of working capital borrowings increase operating surplus and repayments of working capital borrowings are generally operating expenditures (as described below) and thus reduce operating surplus when repayments are made. However, if working capital borrowings, which increase operating surplus, are not repaid during the twelve-month period following the borrowing, they will be deemed repaid at the end of such period, thus decreasing operating surplus at such time. When such working capital borrowings are in fact repaid, they will not be treated as a further reduction in operating surplus because operating surplus will have been previously reduced by the deemed repayment.

We define interim capital transactions as (1) borrowings, refinancings or refundings of indebtedness (other than working capital borrowings and items purchased on open account or for a deferred purchase price in the ordinary course of business) and sales of debt securities, (2) sales of equity securities, (3) sales or other dispositions of assets, other than sales or other dispositions of inventory, accounts receivable and other assets in the ordinary course of business and sales or other dispositions of assets as part of normal asset retirements or replacements and (4) capital contributions received by us.

We define operating expenditures as all of our cash expenditures, including taxes, reimbursements of expenses of our general partner and its affiliates, officer, director and employee compensation, cash interest expense, payments made in the ordinary course of business under interest rate hedge contracts (provided that payments made in connection with the termination of any interest rate hedge contract prior to the expiration of its settlement or termination date specified therein will be included in operating expenditures in equal quarterly installments over the remaining scheduled life of such interest rate hedge contract and amounts paid in connection with the initial purchase of an interest rate hedge contract will be amortized over the life of such interest rate hedge contract), maintenance capital expenditures (as discussed in further detail below), and repayment of working capital borrowings; provided, however, that operating expenditures will not include:

- repayments of working capital borrowings where such borrowings have previously been deemed to have been repaid (as described above);

- payments (including prepayments and prepayment penalties) of principal of and premium on indebtedness other than working capital borrowings;

- expansion capital expenditures;

- payment of transaction expenses (including taxes) relating to interim capital transactions;

- distributions to our partners;

- repurchases of partner interests (excluding repurchases we make to satisfy obligations under employee benefit plans); or

- any other expenditures or payments using the proceeds of this offering that are described in "Use of Proceeds."

Capital Surplus

Capital surplus is defined in our partnership agreement as any distribution of available cash in excess of our cumulative operating surplus. Accordingly, except as described above, capital surplus would generally be generated by:

- borrowings other than working capital borrowings;

- sales of our equity and debt securities;

- sales or other dispositions of assets, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of ordinary course retirement or replacement of assets; and

- capital contributions received.

Characterization of Cash Distributions

All available cash distributed by us on any date from any source will be treated as distributed from operating surplus until the sum of all available cash distributed by us since the closing of this offering equals the operating surplus from the closing of this offering through the end of the quarter immediately preceding that distribution. We anticipate that distributions from operating surplus will generally not represent a return of capital. However, operating surplus, as defined in our partnership agreement, includes certain components, including a $10.0 million cash basket, that represent non-operating sources of cash. Consequently, it is possible that all or a portion of specific distributions from operating surplus may represent a return of capital. Any available cash distributed by us in excess of our cumulative operating surplus will be deemed to be capital surplus under our partnership agreement. Our partnership agreement treats a distribution of capital surplus as the repayment of the initial unit price from this initial public offering and as a return of capital. We do not anticipate that we will pay any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or operating income.

Unlike a number of other master limited partnerships, we initially do not expect to retain cash from our operations for maintenance capital expenditures, primarily due to the long-lived nature of our real property interests and the effectively triple net nature of our tenant lease arrangements. For the twelve months ended September 30, 2014 and the year ended December 31, 2013, we incurred no maintenance capital expenditures. In addition to not bearing responsibility for maintenance capital expenditures, we expect our revenue from existing assets to increase over time through contractual rent escalators, tenant revenue sharing arrangements and lease amendments, none of which require capital investment to achieve. Please read "Business and Properties – Business Strategies – Increase Cash Flow without Additional Capital Investment." In the future, the board of directors of our general partner may decide to retain cash for maintenance capital expenditures, which may have an adverse impact on our distributable cash flow.

Expansion capital expenditures are cash expenditures incurred for acquisitions or capital improvements that we expect will increase our operating capacity or operating income over the long term. Examples of expansion capital expenditures include the acquisition of additional real property interests from Landmark, and from third parties, to the extent such acquisitions are expected to expand our long-term operating capacity or operating income. Expansion capital expenditures include interest payments (and related fees) on debt incurred to finance all or a portion of expansion capital expenditures in respect of the period from the date that we enter into a binding obligation to commence the construction, development, replacement, improvement or expansion of a capital asset and ending on the earlier to occur of the date that such capital improvement commences commercial service and the date that such capital improvement is abandoned or disposed of.

Capital expenditures that are made in part for maintenance capital purposes and in part for expansion capital purposes will be allocated as maintenance capital expenditures or expansion capital expenditures by our general partner.

Subordinated Units and Subordination Period

General

Our partnership agreement provides that, during the subordination period (as defined below), the common units will have the right to receive distributions of available cash from operating surplus each quarter in an amount equal to $0.287500 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters. Furthermore, no arrearages will accrue or be payable on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that, during the subordination period, there will be available cash to be distributed on the common units.

Subordination Period

Except as described below, the subordination period will begin on the closing date of this offering and will extend until the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending December 31, 2017, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.15 (the annualized minimum quarterly distribution), for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of $ (the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during those periods on a fully diluted basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

Early Termination of the Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate on the first business day following the distribution of available cash in respect of any quarter, beginning with the quarter ending December 31, 2015, that each of the following tests are met:

- distributions of available cash from operating surplus on each of the outstanding common units and subordinated units equaled or exceeded $1.725 (150% of the annualized minimum quarterly distribution), plus the related distributions on the incentive distribution rights, for the four-quarter period immediately preceding that date;

- the adjusted operating surplus (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded the sum of (1) $1.725 (150% of the annualized minimum quarterly distribution) on all of the outstanding common units and subordinated units during that period on a fully diluted basis and (2) the corresponding distributions on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

Expiration Upon Removal of the General Partner

In addition, if the unitholders remove our general partner other than for cause:

- the subordinated units held by any person will immediately and automatically convert into common units on a one-for-one basis, provided (1) neither such person nor any of its affiliates voted any of its units in favor of the removal and (2) such person is not an affiliate of the successor general partner;

- if all of the subordinated units convert pursuant to the foregoing, all cumulative common unit arrearages on the common units will be extinguished and the subordination period will end; and

- our general partner will have the right to convert its incentive distribution rights into common units or to receive cash in exchange for those interests.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit and will thereafter participate pro rata with the other common units in distributions of available cash.

Adjusted Operating Surplus

Adjusted operating surplus is intended to reflect the cash generated from operations during a particular period and therefore excludes net drawdowns of reserves of cash established in prior periods. Adjusted operating surplus for a period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the item described in the first bullet under the caption "– Operating Surplus and Capital Surplus – Operating Surplus" above); *less*

- any net increase in working capital borrowings with respect to that period; *less*

- any net decrease in cash reserves for operating expenditures with respect to that period not relating to an operating expenditure made with respect to that period; *plus*

- any net decrease in working capital borrowings with respect to that period; *plus*

- any net decrease made in subsequent periods to cash reserves for operating expenditures initially established with respect to that period to the extent such decrease results in a reduction in adjusted operating surplus in subsequent periods; *plus*

- any net increase in cash reserves for operating expenditures with respect to that period required by any debt instrument for the repayment of principal, interest or premium.

Distributions of Available Cash From Operating Surplus During the Subordination Period

We will pay distributions of available cash from operating surplus for any quarter during the subordination period in the following manner:

- *first*, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to the minimum quarterly distribution for that quarter;

- *second*, to the common unitholders, pro rata, until we distribute for each outstanding common unit an amount equal to any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters during the subordination period;

- *third*, to the subordinated unitholders, pro rata, until we distribute for each outstanding subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "– General Partner Interest and Incentive Distribution Rights" below.

Distributions of Available Cash From Operating Surplus After the Subordination Period

We will pay distributions of available cash from operating surplus for any quarter after the subordination period in the following manner:

- *first*, to all unitholders, pro rata, until we distribute for each outstanding unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "– General Partner Interest and Incentive Distribution Rights" below.

The preceding discussion is based on the assumption that we do not issue additional classes of equity securities.

General Partner Interest and Incentive Distribution Rights

Our partnership agreement provides that our general partner initially will own a non-economic general partner interest and therefore not be entitled to distributions that we make prior to our liquidation, other than through common interests that it subsequently acquires or through the incentive distribution rights.

Incentive distribution rights represent the right to receive an increasing percentage (15%, 25% and 50%) of quarterly distributions of available cash from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved for certain specified time periods. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

The following discussion assumes that our general partner continues to own the incentive distribution rights.

If for any quarter:

- we have distributed available cash from operating surplus to the common unitholders and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed available cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then, we will distribute any additional available cash from operating surplus for that quarter among the unitholders and our general partner in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.330625 per unit for that quarter (the "first target distribution");

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives a total of $0.359375 per unit for that quarter (the "second target distribution");

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives a total of $0.431250 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

Percentage Allocations of Available Cash from Operating Surplus

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner based on the specified target distribution levels. The amounts set forth under "Marginal percentage interest in distributions" are the percentage interests of our general partner and the unitholders in any available cash from operating surplus we distribute up to and including the corresponding amount in the column "Total quarterly distribution per unit target amount." The percentage interests shown for our unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below for our general partner assume that our general partner has not transferred its incentive distribution rights and that there are no arrearages on common units.

	Total quarterly distribution per unit target amount		Marginal percentage interest in distributions	
			Unitholders	General Partner
Minimum Quarterly Distribution	$0.287500		100%	0%
First Target Distribution	above $0.287500	up to $0.330625	100%	0%
Second Target Distribution	above $0.330625	up to $0.359375	85%	15%
Third Target Distribution	above $0.359375	up to $0.431250	75%	25%
Thereafter	above $0.431250		50%	50%

Right to Reset Incentive Distribution Levels

Our general partner, as the initial holder of the incentive distribution rights, has the right under our partnership agreement, subject to certain conditions, to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the minimum quarterly distribution amount and target distribution levels upon which the incentive distribution payments to our general partner would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of the incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made. The right of the holder of the incentive distribution rights to reset the minimum quarterly distribution amount and the target distribution levels upon which the incentive distributions payable to the holder of the incentive distribution rights are based may be exercised, without approval of our unitholders or the conflicts committee, at any time when there are no subordinated units outstanding, we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distributions for each of the four consecutive fiscal quarters immediately preceding such time and the amount of each such distribution did not exceed adjusted operating surplus for such quarter. If our general partner and its affiliates are not the holders of a majority of the incentive distribution rights at the time an election is made to reset the minimum quarterly distribution amount and the target distribution levels, then the proposed reset will be subject to the prior written concurrence of the general partner that the conditions described above have been satisfied. The reset minimum quarterly distribution amount and target distribution levels will be higher than the minimum quarterly distribution amount and the target distribution levels prior to the reset such that the holder of the incentive distribution rights will not receive any incentive distributions under the reset target distribution levels until cash distributions per unit following this event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made to our general partner.

In connection with the resetting of the minimum quarterly distribution amount and the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on a predetermined formula described below that takes into account the ''cash parity'' value of the average cash distributions related to the incentive distribution rights received by our general partner for the two quarters immediately preceding the reset event as compared to the average cash distributions per common unit during that two-quarter period.

The number of common units that our general partner (or the then-holder of the incentive distribution rights, if other than our general partner) would be entitled to receive from us in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels then in effect would be equal to the quotient determined by dividing (x) the average aggregate amount of cash distributions received by our general partner in respect of its incentive distribution rights during the two consecutive fiscal quarters ended immediately prior to the date of such reset election by (y) the average of the aggregate amount of cash distributed per common unit during each of these two quarters.

Following a reset election, the minimum quarterly distribution amount will be reset to an amount equal to the average cash distribution amount per common unit for the two fiscal quarters immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would distribute all of our available cash from operating surplus for each quarter thereafter as follows:

- *first*, to all unitholders, pro rata, until each unitholder receives an amount equal to 115% of the reset minimum quarterly distribution for that quarter;

- *second*, 85% to all unitholders, pro rata, and 15% to our general partner, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

- *third*, 75% to all unitholders, pro rata, and 25% to our general partner, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

- *thereafter*, 50% to all unitholders, pro rata, and 50% to our general partner.

The following table illustrates the percentage allocations of available cash from operating surplus between the unitholders and our general partner at various cash distribution levels (1) pursuant to the cash distribution provisions of our partnership agreement in effect at the completion of this offering, as well as (2) following a hypothetical reset of the minimum quarterly distribution and target distribution levels based on the assumption that the average quarterly cash distribution amount per common unit during the two fiscal quarters immediately preceding the reset election was $0.50.

| | Quarterly distribution per unit prior to reset | Marginal percentage interest in distributions | | Quarterly distribution per unit following hypothetical reset |
		Common unitholders	Incentive distribution rights	
Minimum Quarterly Distribution	$0.287500	100%	–	$0.500000
First Target Distribution . .	above $0.287500 up to $0.330625	100%	–	above $0.500000 up to $0.575000[1]
Second Target Distribution	above $0.330625 up to $0.359375	85%	15%	above $0.575000 up to $0.625000[2]
Third Target Distribution .	above $0.359375 up to $0.431250	75%	25%	above $0.625000 up to $0.750000[3]
Thereafter	above $0.431250	50%	50%	above $0.750000[3]

(1) This amount is 115% of the hypothetical reset minimum quarterly distribution.
(2) This amount is 125% of the hypothetical reset minimum quarterly distribution.
(3) This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and our general partner, including in respect of incentive distribution rights, based on an average of the amounts distributed for the two quarters immediately prior to the reset. The table assumes that immediately prior to the reset there would be 7,837,774 common units outstanding and the average distribution to each common unit would be $0.50 per quarter for the two consecutive non-overlapping quarters prior to the reset.

| | Quarterly distribution per unit prior to reset | Cash distributions to common unitholders prior to reset | Cash distribution to general partner prior to reset | | | Total distributions |
			Common units	Incentive distribution rights	Total	
Minimum Quarterly Distribution	$0.287500	$1,352,016	$ 901,344	$ –	$ 901,344	$2,253,360
First Target Distribution ...	above $0.287500 up to $0.330625	202,802	135,202	–	135,202	338,004
Second Target Distribution .	above $0.330625 up to $0.359375	135,202	90,134	39,765	129,900	265,101
Third Target Distribution ...	above $0.359375 up to $0.431250	338,004	225,336	187,780	413,116	751,120
Thereafter	above $0.431250	323,308	215,539	538,847	754,386	1,077,694
		$2,351,332	$1,567,554	$766,392	$2,333,947	$4,685,279

The following table illustrates the total amount of available cash from operating surplus that would be distributed to the unitholders and the general partner, including in respect of incentive distribution rights, with respect to the quarter after the reset occurs. The table reflects that, as a result of the reset, there would be 9,370,558 common units outstanding and that the average distribution to each common unit would be $0.50. The number of common units issued as a result of the reset was calculated by dividing (x) $766,392 as the average of the amounts received by the general partner in respect of its incentive distribution rights for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, by (y) the average of the cash distributions made on each common unit per quarter for the two consecutive non-overlapping quarters prior to the reset as shown in the table above, or $0.50.

| | Quarterly distribution per unit after reset | Cash distributions to common unitholders after reset | Cash distribution to general partner after reset | | | Total distributions |
			Common units	Incentive distribution rights	Total	
Minimum Quarterly Distribution	$0.500000	$2,811,168	$1,874,111	$–	$1,874,111	$4,685,279
First Target Distribution	above $0.500000 up to $0.575000	–	–	–	–	–
Second Target Distribution .	above $0.575000 up to $0.625000	–	–	–	–	–
Third Target Distribution	above $0.625000 up to $0.750000	–	–	–	–	–
Thereafter	above $0.750000	–	–	–	–	–
		$2,811,168	$1,874,111	$–	$1,874,111	$4,685,279

Our general partner will be entitled to cause the minimum quarterly distribution amount and the target distribution levels to be reset on more than one occasion, provided that it may not make a reset election except at a time when it has received incentive distributions for the immediately preceding four consecutive fiscal quarters based on the highest level of incentive distributions that it is entitled to receive under our partnership agreement.

Distributions from Capital Surplus

How Distributions from Capital Surplus will be made

We will pay distributions of available cash from capital surplus, if any, in the following manner:

- *first*, to all common unitholders and subordinated unitholders, pro rata, until the minimum quarterly distribution is reduced to zero, as described below;

SELECTED HISTORICAL AND PRO FORMA COMBINED FINANCIAL DATA

The following table shows selected historical and pro forma combined financial data of Landmark Infrastructure Partners LP Predecessor, our predecessor for accounting purposes (our "Predecessor"), and selected unaudited pro forma combined financial data of Landmark Infrastructure Partners LP for the periods and as of the dates indicated. The selected historical interim combined financial data of our Predecessor as of September 30, 2014, and for the nine months ended September 30, 2014 and 2013, are derived from the unaudited interim combined financial statements of our Predecessor appearing elsewhere in this prospectus. The summary historical interim balance sheet data of our Predecessor as of September 30, 2013 are derived from the unaudited interim balance sheet as of September 30, 2013 not included herein. The selected historical combined financial data of our Predecessor as of, and for the years ended, December 31, 2013 and 2012, are derived from the audited combined financial statements of our Predecessor appearing elsewhere in this prospectus. The following table should be read together with, and is qualified in its entirety by reference to, the historical and unaudited pro forma combined financial statements and the accompanying notes included elsewhere in this prospectus. The table should also be read together with "Management's Discussion and Analysis of Financial Condition and Results of Operations."

The selected unaudited pro forma combined financial data presented in the following table for the nine months ended September 30, 2014, and for the year ended December 31, 2013, are derived from the unaudited pro forma combined financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet assumes the offering and the related transactions occurred as of September 30, 2014, and the unaudited pro forma combined statements of operations for the year ended December 31, 2013, and the nine months ended September 30, 2014, assume the offering and the related transactions occurred as of January 1, 2013. These transactions include, and the unaudited pro forma combined financial statements give effect to, the following:

- the contribution by Fund A and Fund D of substantially all of their assets and liabilities to us in exchange for, in the aggregate, 1,702,665 common units, 1,068,114 subordinated units and cash, which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

- the purchase by Landmark from us of an additional 2,066,995 subordinated units for cash at the initial public offering price of our common units;

- our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

- our issuance of 3,000,000 common units to the public in this offering, representing a 38.3% limited partner interest in us;

- the assumption of the secured debt facilities from Fund A and Fund D, the amendment and restatement of such facilities as a new $190.0 million secured revolving credit facility, and the payment of $19.0 million to the lenders to reduce the outstanding principal amount in respect of such facility;

- the application of the net proceeds from this offering, together with the proceeds from our concurrent sale of subordinated units to Landmark as described in "Use of Proceeds";

- our entry into an omnibus agreement with Landmark and each of the Remaining Landmark Funds; and

- the adjustment of the basis of certain contributed assets and liabilities to Landmark's basis, which reflects the change in control of Landmark that occurred in December 2012, as a result of accounting for the transaction as a reorganization of entities under common control pursuant to Accounting Standards Codification 805, Business Combinations (ASC 805).

The unaudited pro forma combined financial statements do not give effect to an estimated $1.8 million in incremental general and administrative expenses that we expect to incur annually as a result of being a separate publicly traded partnership. In addition, while we give pro forma effect to the costs we will incur under the omnibus agreement that we will enter into with Landmark and certain of its affiliates, including the Remaining Landmark Funds, as of the closing of this offering, those adjustments in the aggregate have yielded a similar result to the costs that our Predecessor incurred historically.

	Nine Months Ended September 30,			Year Ended December 31,		
	Partnership Pro Forma Combined	Predecessor Historical Combined		Partnership Pro Forma Combined	Predecessor Historical Combined	
	2014	2014	2013	2013	2013	2012
Statement of Operations Data:						
Revenue						
Rental revenue	$ 10,022,882	$ 10,010,077	$ 8,522,894	$11,833,067	$ 11,887,802	$ 6,414,441
Interest income on receivables	562,393	522,994	567,500	792,362	742,185	356,348
Total revenue	10,585,275	10,533,071	9,090,394	12,625,429	12,629,987	6,770,789
Expenses						
Management fees to affiliate	306,043	306,043	270,314	370,625	370,625	209,091
Property operating	21,138	21,138	6,997	6,454	6,454	26,267
General and administrative	579,679	579,679	537,030	722,028	722,028	191,293
Acquisition-related	29,775	29,775	318,600	318,600	318,600	727,158
Amortization	2,599,741	1,937,361	1,689,430	3,254,868	2,313,092	1,381,265
Impairments	8,450	8,450	126,500	1,040,437	573,575	183,271
Total expenses	3,544,826	2,882,446	2,948,871	5,713,012	4,304,374	2,718,345
Other income and expenses						
Interest expense	(2,115,000)	(3,500,806)	(2,778,002)	(2,820,000)	(3,840,359)	(1,476,207)
Unrealized gain (loss) on derivative financial instruments	11,502	11,502	995,246	1,279,176	1,279,176	(1,016,716)
Total other income and expenses	(2,103,498)	(3,489,304)	(1,782,756)	(1,540,824)	(2,561,183)	(2,492,923)
Net income	$ 4,936,951	$ 4,161,321	$ 4,358,767	$ 5,371,593	$ 5,764,430	$ 1,559,521
Net income per limited partner unit (basic and diluted):						
Common units	$ 0.63			$ 0.69		
Subordinated units	0.63			0.69		
Balance Sheet Data (End of Period):						
Land and real property interests, before accumulated amortization	$173,365,233	$126,628,076	$123,390,176		$122,955,842	$ 92,777,396
Land and real property interests, after accumulated amortization	$168,274,035	$121,686,260	$120,546,948		$119,598,353	$ 91,326,506
Total assets	$186,628,497	$142,453,585	$141,315,085		$138,405,319	$133,803,753
Secured debt facilities	$ 75,000,000	$ 91,850,894	$ 84,419,665		$ 89,336,688	$ 67,301,683
Total liabilities	$ 84,518,576	$103,898,733	$ 98,699,234		$ 97,708,413	$ 74,485,876
Equity	$102,109,921	$ 38,554,852	$ 42,615,851		$ 40,696,906	$ 59,317,877
Statement of Cash Flow Data:						
Cash flow provided by operating activities		$ 5,479,720	$ 6,268,163		$ 8,271,287	$ 4,275,673
Cash flow used in investing activities		$ (1,894,976)	$ (23,070,173)		$ (27,809,401)	$ (63,953,318)
Cash flow provided by (used in) financing activities		$ (4,144,802)	$ (5,806,768)		$ (4,672,696)	$ 84,767,223
Other Data:						
Total number of leased tenant sites (end of period)	686	686	672	672	672	501
EBITDA	$ 9,651,692	$ 9,599,488	$ 8,826,199	$11,446,461	$ 11,917,881	$ 4,416,993
Adjusted EBITDA	$ 9,582,144	$ 9,167,486	$ 7,829,685	$11,464,090	$ 10,930,271	$ 6,003,895

(1) For a definition of the non-GAAP financial measure of EBITDA and Adjusted EBITDA and a reconciliation to our most directly comparable financial measure calculated and presented in accordance with GAAP, please read "Selected Historical and Pro Forma Combined Financial Data – Non-GAAP Financial Measures."

SECURITY OWNERSHIP AND CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of units of Landmark Infrastructure Partners LP that will be issued upon the consummation of this offering and the related transactions and held by beneficial owners of 5% or more of the units, by each director, director nominee and named executive officer of Landmark Infrastructure Partners GP LLC, our general partner, and by all directors, director nominees and executive officers of our general partner as a group and assumes the underwriters' option to purchase additional common units from us is not exercised. The percentage of units beneficially owned is based on a total of 4,702,665 common units and 3,135,109 subordinated units outstanding immediately following this offering. Unless otherwise indicated in the footnotes to the table below, each of the beneficial owners listed has, to our knowledge, sole voting and investment power with respect to the units and the business address of each such beneficial owner is c/o Landmark Infrastructure Partners LP, 2141 Rosecrans Avenue, Suite 2100, El Segundo, CA 90245.

Name of beneficial owner[1]	Common units to be beneficially owned	Percentage of common units to be beneficially owned	Subordinated units to be beneficially owned	Percentage of subordinated units to be beneficially owned	Percentage of total common units and subordinated units to be beneficially owned
Landmark Dividend LLC[2]	—	—%	3,135,109	100%	40.0%
Directors/Named Executive Officers					
Arthur P. Brazy, Jr.[3]	4,769	*	—	—	*
Jeffrey J. Knyal	—	—	—	—	—
George P. Doyle	—	—	—	—	—
Keith M. Drucker	—	—	—	—	—
Daniel E. Rebeor	—	—	—	—	—
Daniel R. Parsons	—	—	—	—	—
Matthew P. Carbone	—	—	—	—	—
James F. Brown	—	—	—	—	—
Jonathan A. Contos	—	—	—	—	—
Edmond G. Leung	—	—	—	—	—
Director Nominees					
Ronald W. Readmond	–	–	–	–	–
Thomas Carey White III	–	–	–	–	–
All Directors and Executive Officers as a group (12 persons)	4,769	*%	–	–%	*%

(1)   Unless otherwise indicated, the address for all beneficial owners in this table is 2141 Rosecrans Avenue, Suite 2100, P.O. Box 3429, El Segundo, CA 90245.

(2)   Landmark Dividend LLC is indirectly owned and managed by Landmark Dividend Holdings LLC. Landmark Dividend Holdings LLC is managed by a board of managers. The board of managers of Landmark Dividend Holdings LLC is comprised of Matthew P. Carbone, Edmond G. Leung, Jonathan A. Contos, Fenton R. Talbott, Jeffrey J. Knyal, Arthur P. Brazy, Jr., James F. Brown, Trevor J. Brock and David L. Hollon.

AIM Landmark Holdings, LLC is the record holder of approximately 57% of the limited liability company interests of Landmark Dividend Holdings, LLC and is entitled to elect the majority of the members of the board of managers of Landmark Dividend Holdings LLC. AIM Landmark Holdings, LLC is controlled by AIM Universal Holdings, LLC. AIM Universal Holdings, LLC is managed by Robert B. Hellman, Matthew P. Carbone and Judy N. Bornstein, and voting and investment determinations with respect to the securities held by Landmark Dividend LLC are ultimately controlled by the following AIM Universal Holdings, LLC persons: Robert B. Hellman, Jr., Matthew P. Carbone, Brian Barlow, Ryan Barnes, Judith Bornstein, Edward Diffendal, Jonathan A. Contos, Matthew Garibaldi, Nancy Katz and Edmond G. Leung. Each of the foregoing persons and each member of the board of managers of Landmark Dividend Holdings LLC, disclaims beneficial ownership of such securities. Each of AIM Universal Holdings, LLC, AIM Landmark Holdings, LLC and Landmark Dividend Holdings, LLC may be deemed to indirectly beneficially own the securities held by Landmark Dividend LLC, but disclaim beneficial ownership except to the extent of their respective pecuniary interest therein. The principal business address of AIM Universal Holdings, LLC is 950 Tower Lane, Suite 800, Foster City, California 94404.

(3)   Ownership percentage may change upon the exercise of the underwriters' option to purchase additional common units.

*   The percentage of units beneficially owned by each director or each executive officer does not exceed 1% of the common units outstanding. The percentage of units beneficially owned by all directors and executive officers as a group does not exceed 1% of the common units outstanding.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

After this offering, Landmark will own 3,135,109 subordinated units, representing a 40% limited partner interest in us. In addition, our general partner will own a non-economic general partner interest in us.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with our formation, ongoing operation, and liquidation. These distributions and payments were determined by and among affiliated entities and, consequently, are not the result of arm's-length negotiations.

Formation stage

The consideration received by our general partner and its affiliates prior to or in connection with this offering for the contribution of the assets and liabilities to us . . . .
- 1,068,114 subordinated units; and
- the incentive distribution rights.

In addition, Landmark will purchase from us additional subordinated units for cash at the initial public offering price . . . .
- 2,066,995 subordinated units.

Operational stage

Distributions of available cash to our general partner and its affiliates . . . .

We will generally make cash distributions to the unitholders pro rata, including Landmark, as holder of an aggregate of 3,135,109 subordinated units. In addition, if distributions exceed the minimum quarterly distribution and target distribution levels, the incentive distribution rights held by our general partner will entitle our general partner to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.

Assuming we generate sufficient distributable cash flow to support the payment of the full minimum quarterly distribution on all of our outstanding units for four quarters, Landmark would receive an annual distribution of $3,605,375 on its subordinated units.

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus and assuming that the underwriters do not exercise their option to purchase additional common units, Landmark will hold an aggregate 3,135,109 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period. All of the common units and subordinated units held by our general partner and its affiliates are subject to lock-up restrictions described below. The sale of these units could have an adverse impact on the price of the common units or on any trading market that may develop.

Rule 144

The common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act. None of the directors or officers of our general partner own any common units prior to this offering. Additionally, any common units owned by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits securities acquired by an affiliate of the issuer to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding, which will equal approximately 47,000 units immediately after this offering; or

- the average weekly reported trading volume of the common units for the four calendar weeks prior to the sale.

At the closing of this offering, the following common units will be restricted and may not be resold publicly except in compliance with the registration requirements of the Securities Act, Rule 144 or otherwise.

- common units owned by our general partner and its affiliates;

- any units acquired by our general partner or any of its affiliates; and

- common units distributed to the legacy members of the Contributing Landmark Funds in connection with the formation transactions.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned his common units for at least six months (provided we are in compliance with the current public information requirement) or one year (regardless of whether we are in compliance with the current public information requirement), would be entitled to sell those common units under Rule 144 without regard to the volume limitations, manner of sale provisions and notice requirements of Rule 144.

Our Partnership Agreement and Registration Rights

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "Our Partnership Agreement – Issuance of Additional Securities."

Under our partnership agreement, our general partner and its affiliates, other than individuals, have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of our partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any common units or other limited partner interests to require

LANDMARK INFRASTRUCTURE PARTNERS LP
PRO FORMA COMBINED FINANCIAL STATEMENTS
(Unaudited)

The unaudited pro forma combined financial statements of Landmark Infrastructure Partners LP (together with its combined entities, the "Partnership," "we," "our" or "us") as of and for the nine months ended September 30, 2014 and year ended December 31, 2013 are derived from the historical financial statements and the combined results of operations of Landmark Dividend Growth Fund-A LLC and Landmark Dividend Growth Fund-D LLC, which we refer to collectively as the Contributing Landmark Funds, our predecessor for accounting purposes ("Predecessor"), and are presented as if this offering, the amendment and restatement of the secured debt facilities as a new secured revolving credit facility and the formation transactions (including the application of the net proceeds therefrom as set forth under "Use of Proceeds"), had occurred on September 30, 2014 for the pro forma combined balance sheet and on January 1, 2013 for the pro forma combined statements of operations.

Our pro forma combined financial statements are presented for informational purposes only and should be read in conjunction with the historical financial statements and related notes thereto included elsewhere in this prospectus. The pro forma adjustments are based on currently available information and assumptions we believe are reasonable, factually supportable, directly attributable to the Partnership, and for purposes of the statements of operations, are expected to have a continuing impact on us. Our pro forma combined financial statements do not purport to
(1) represent our financial position that would have actually occurred had this offering and the formation transactions occurred on September 30, 2014, (2) represent the results of our operations that would have actually occurred had this offering and the formation transactions occurred on January 1, 2013 and (3) project our financial position or results of operations as of any future date or for any future period, as applicable.

We are a newly organized growth-oriented master limited partnership formed by Landmark to acquire, own and manage a portfolio of real property interests that underlie essential infrastructure assets in the wireless communication, outdoor advertising and renewable power generation industries. We were formed to succeed our Predecessor's business, which was operated and managed by Landmark. We will generate revenue and cash flow from existing leases of our real property interests to wireless carriers, cellular tower owners, outdoor advertisers and renewable power generation industries.

We have not had any corporate activity since our formation, other than activities in preparation for our formation transactions and this offering. Accordingly, we believe that a discussion of our results of operations would not be meaningful, and this discussion and analysis therefore only discusses the combined results of the Contributing Landmark Funds.

Concurrently with this offering, we will complete our formation transactions, pursuant to which we will acquire, through a series of transactions, substantially all of the assets and liabilities of the Contributing Landmark Funds. The pro forma financial data gives pro forma effect to the matters described in the notes hereto, including:

- the contribution by Fund A and Fund D to us of substantially all of their assets and liabilities, including their obligations under their secured debt facilities, in exchange for, in the aggregate, 1,702,665 common units, 1,068,114 subordinated units and cash, all of which will then be distributed to their respective members, including Landmark, as part of each fund's liquidation;

- the purchase by Landmark from us of an additional 2,066,995 subordinated units for cash at the initial public offering price of our common units;

- our issuance of all the incentive distribution rights to our general partner, which will also retain a non-economic general partner interest in us;

- our issuance of common units to the public in this offering, representing a 38.3% limited partner interest in us;

- the assumption of the secured debt facilities from Fund A and Fund D, the amendment and restatement of such facilities as a new $190.0 million secured revolving credit facility, and the reduction in the outstanding principal amount in respect of such facilities from $91.9 million to $75.0 million;

- the application of the net proceeds from this offering, together with the proceeds from our sale of subordinated units to Landmark as described in "Use of Proceeds";

- our entry into an omnibus agreement with Landmark and each of the Remaining Landmark Funds; and

- the adjustment to the basis of certain contributed assets and liabilities to Landmark's basis, which reflects the change in control of Landmark which occurred in December 2012, as a result of accounting for the formation transactions as a reorganization of entities under common control pursuant to Accounting Standards Codification 805, Business Combinations (ASC 805).

We have concluded that the formation transactions are a reorganization of entities under common control since these entities have common management and ownership and are under the common control of Landmark. As a result, the contribution of real property interests and other assets to the Predecessor was recorded at Landmark's historical cost. In December 2012, there was a change in control of Landmark. Based on the level of ownership Landmark held in the Contributing Landmark Funds the purchase accounting associated with the change in control was not pushed down to the Contributing Landmark Funds when the change in control occurred. However, in connection with the formation transactions the purchase accounting associated with the December 2012 change in control of Landmark will be pushed down to us, which will result in a higher cost basis in the assets than is reflected in the historical financial statements of Contributing Landmark Funds.

Upon completion of the formation transactions and this offering, our operations will be managed by the board of directors and executive officers of Landmark Infrastructure Partners GP LLC, our general partner. Landmark and its affiliates will own (a) our general partner; (b) a 40% limited partner interest in us consisting of subordinated units and; (c) all of the incentive distribution rights.

The Partnership's unaudited pro forma combined financial statements and explanatory notes present how the Landmark Infrastructure Partners LP's financial statements may have appeared had its capital structure reflected the above transactions as of the dates noted above.

Landmark Infrastructure Partners LP's unaudited pro forma combined financial statements were prepared in accordance with Article 11 of Regulation S-X, using the assumptions set forth in the notes to the unaudited pro forma combined financial statements. The following unaudited pro forma combined financial statements are presented for illustrative purposes only and do not purport to reflect the results we may achieve in future periods or the historical results that would have been obtained had the above transactions been completed on January 1, 2013 or as of September 30, 2014, as the case may be. The Partnership's unaudited pro forma combined financial statements also do not give effect to the potential impact of current financial conditions, any anticipated synergies, operating efficiencies or cost savings that may result from the transactions described above.

LANDMARK INFRASTRUCTURE PARTNERS LP
PRO FORMA COMBINED BALANCE SHEET
As of September 30, 2014
(Unaudited)

	Contributing Landmark Funds Historical	Pro Forma Adjustments before Offering & Financing		Pro Forma before Offering & Financing	Offering and Financing Pro Forma Adjustments		Pro Forma Landmark Infrastructure Partners LP
Assets	A						
Land	$ 1,708,058	$ 187,060	B	$ 1,895,118	$ –		$ 1,895,118
Real property interests	124,920,018	46,550,097	B	171,470,115	–		171,470,115
Total land and real property interests	126,628,076	46,737,157		173,365,233	–		173,365,233
Accumulated amortization of real property interests	(4,941,816)	(149,382)	B	(5,091,198)	–		(5,091,198)
Land and net real property interests	121,686,260	46,587,775		168,274,035	–		168,274,035
Investments in receivables, net	8,533,246	333,925	C	8,867,171			8,867,171
Cash and cash equivalents	477,269	–		477,269	700,562	D,E	1,177,831
Rent receivables, net	203,587	–		203,587	–		203,587
Deferred loan cost, net	3,541,105	–		3,541,105	–		3,541,105
Deferred rent assets	406,023	(155,502)	B	250,521	–		250,521
Derivative assets	392,549	–		392,549	–		392,549
Offering costs	3,715,266	–		3,715,266	(3,715,266)	D	–
Other intangibles assets, net	3,498,280	423,418	B	3,921,698	–		3,921,698
Total assets	$142,453,585	$47,189,616		$189,643,201	$ (3,014,704)		$186,628,497
Liabilities and equity							
Secured debt facilities	$ 91,850,894	–		$ 91,850,894	(16,850,894)	F,G	$ 75,000,000
Accounts payable and accrued liabilities	1,303,037	–		1,303,037	–		1,303,037
Due to Landmark and affiliates	1,048,988	–		1,048,988	–		1,048,988
Other intangible liabilities, net	5,031,938	838,196	B	5,870,134	–		5,870,134
Prepaid rent	1,177,831	–		1,177,831	–		1,177,831
Accrued offering costs	3,367,459	–		3,367,459	(3,367,459)	D	–
Derivative liabilities	118,586	–		118,586	–		118,586
Total liabilities	103,898,733	838,196		104,736,929	(20,218,353)		84,518,576
Equity	38,554,852	46,351,420	B	84,906,272	17,203,649	D,E	102,109,921
Total Liabilities and Equity	$142,453,585	$47,189,616		$189,643,201	$ (3,014,704)		$186,628,497

LANDMARK INFRASTRUCTURE PARTNERS LP

PRO FORMA COMBINED STATEMENT OF OPERATIONS

For the Nine Months Ended September 30, 2014

(Unaudited)

	Contributing Landmark Funds Historical	Pro Forma Adjustments before Offering & Financing		Pro Forma before Offering & Financing	Offering and Financing Pro Forma Adjustments		Pro Forma Landmark Infrastructure Partners LP
Revenue	AA						
Rental revenue	$10,010,077	$ 12,805	BB	$10,022,882	$ –		$10,022,882
Interest income on receivables	522,994	39,399	BB	562,393	–		562,393
Total revenue	10,533,071	52,204		10,585,275	–		10,585,275
Expenses							
Management fees to affiliate	306,043	–		306,043	–		306,043
Property operating	21,138	–		21,138	–		21,138
General and administrative	579,679	–		579,679	–	DD	579,679
Acquisition-related	29,775	–		29,775	–		29,775
Amortization	1,937,361	662,380	BB	2,599,741	–		2,599,741
Impairments	8,450	–		8,450	–		8,450
Total expenses	2,882,446	662,380		3,544,826	–		3,544,826
Other income and expenses							
Interest expense	(3,500,806)	–		(3,500,806)	1,385,806	CC	(2,115,000)
Unrealized loss on derivative financial instruments	11,502	–		11,502	–		11,502
Total other income and expenses	(3,489,304)	–		(3,489,304)	1,385,806		(2,103,498)
Net Income	$ 4,161,321	$(610,176)		$ 3,551,145	$1,385,806		$ 4,936,951

NET INCOME ATTRIBUTABLE TO LANDMARK INFRASTRUCTURE PARTNERS LP'S UNITHOLDERS	
Pro Forma income per unit – basic . .	0.63 EE
Pro Forma income per unit – diluted .	0.63 EE
Pro Forma weighted average common units outstanding – basic and diluted	4,702,665 EE
Pro Forma weighted average subordinated units outstanding – basic and diluted	3,135,109 EE

LANDMARK INFRASTRUCTURE PARTNERS LP
PRO FORMA COMBINED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2013
(Unaudited)

	Contributing Landmark Funds Historical	Pro Forma Adjustments before Offering & Financing		Pro Forma before Offering & Financing	Offering and Financing Pro Forma Adjustments		Pro Forma Landmark Infrastructure Partners LP
Revenue	AA						
Rental revenue	$11,887,802	$ (54,735)	BB	$11,833,067	$ –		$11,833,067
Interest income on receivables. . . .	742,185	50,177	BB	792,362	–		792,362
Total revenue	12,629,987	(4,558)		12,625,429	–		12,625,429
Expenses							
Management fees to affiliate	370,625	–		370,625	–		370,625
Property operating	6,454	–		6,454	–		6,454
General and administrative	722,028	–		722,028	–	DD	722,028
Acquisition-related	318,600	–		318,600	–		318,600
Amortization	2,313,092	941,776	BB	3,254,868	–		3,254,868
Impairments	573,575	466,862	BB	1,040,437	–		1,040,437
Total expenses	4,304,374	1,408,638		5,713,012	–		5,713,012
Other income and expenses							
Interest expense	(3,840,359)	–		(3,840,359)	1,020,359	CC	(2,820,000)
Unrealized gain on derivative financial instruments	1,279,176	–		1,279,176	–		1,279,176
Total other income and expenses . . .	(2,561,183)	–		(2,561,183)	1,020,359		(1,540,824)
Net Income	$ 5,764,430	$(1,413,196)		$ 4,351,234	$1,020,359		$ 5,371,593

NET INCOME ATTRIBUTABLE TO LANDMARK INFRASTRUCTURE PARTNERS LP'S UNITHOLDERS							
Pro Forma income per unit – basic							0.69 EE
Pro Forma income per unit – diluted							0.69 EE
Pro Forma weighted average common units outstanding – basic and diluted							4,702,665 EE
Pro Forma weighted average subordinated units outstanding – basic and diluted							3,135,109 EE

LANDMARK INFRASTRUCTURE PARTNERS LP

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS

(Unaudited)

1. Adjustments to the Pro Forma Combined Balance Sheet

The adjustments to the pro forma combined balance sheet as of September 30, 2014 are as follows:

(A) Reflects the historical combined balance sheet of the Contributing Landmark Funds as of September 30, 2014, which is comprised of Landmark Dividend Growth Fund-A LLC and Landmark Dividend Growth Fund-D LLC and their consolidated subsidiaries. We will issue partnership units and pay cash in exchange for all of the real property interests and investments in receivables in the Contributing Landmark Funds.

The historical combined financial statements of the Contributing Landmark Funds as of and for the nine months ended September 30, 2014 and the year ended December 31, 2013 have been included elsewhere in this prospectus.

(B) Adjustments to reflect the historical cost basis of Landmark since it controls the Partnership. The historical cost basis of Landmark is different from the Contributing Landmark Funds, who are also controlled by Landmark, due to the change in control discussed above.

	Historical Basis	Pro Forma Adjustment	Landmark's Basis
Land	$ 1,708,058	$ 187,060	$ 1,895,118
Real property interests	124,920,018	46,550,097	171,470,115
Accumulated amortization of real property interests	(4,941,816)	(149,382)	(5,091,198)
Deferred rent assets	406,023	(155,502)	250,521
Acquired above market leases, net	173,958	105,981	279,939
Value of in-place leases, net	3,324,322	317,437	3,641,759
Other intangible assets, net	3,498,280	423,418	3,921,698
Acquired below market leases, net	(5,031,938)	(838,196)	(5,870,134)
	$120,558,625	$46,017,495	$166,576,120

As a result of the change in control, the purchase consideration for Landmark Dividend LLC was pushed down and was allocated to the acquired tangible assets, such as land or perpetual and limited life easements, and the identified intangible assets and liabilities, consisting of above market and below market leases, tenant relationships, and in place leases, based in each case on their fair values. The fair value of the assets acquired and liabilities assumed was determined by using the discounted cash flow valuation method using a discount rate of 9.5%.

In order to calculate the estimated in place lease value, we employed the income approach in accordance with ASC 805 by multiplying the anticipated market absorption period by the market rent at the time of acquisition for each in place lease agreement. Based on our experience in the industry, we have determined a range of lease execution timelines to be between one and six months. For the in place lease valuation we consider a lease up period of four months to be representative of the market.

We estimated the fair value of real property interests using the income approach, by capitalizing the market rent at the time of acquisition at a market capitalization rate. The market capitalization rate was estimated by deducting an inflation rate of 3% from the market discount rate for each asset. The value of in place leases

1. Adjustments to the Pro Forma Combined Balance Sheet (Continued)

and tenant relationship is amortized to expense over the estimated period the tenant is expected to be leasing the site under the existing terms which typically range from 2 to 20 years.

In allocating the purchase consideration of the identified intangible assets and liabilities of an acquired asset, above market and below market lease values are calculated based on the present value (using a discount rate that reflects the risks associated with the leases acquired) of the difference between (i) the contractual amounts to be paid pursuant to the in place leases and (ii) management's estimate of fair market lease rates for the corresponding in place leases measured over the estimated period the tenant is expected to be leasing the site under the above or below market terms.

We adjusted the deferred rent asset to reflect the change in the holding period of Landmark in certain leases due to the change in control in December 2012. The Predecessor recognizes rental income under operating leases, including rental abatements, lease incentives and contractual fixed increases, if any, from tenants under lease arrangements with minimum fixed and determinable increases on a straight line basis over the non-cancellable term of the related leases when collectability is reasonably assured. The excess of rents recognized over amounts contractually due pursuant to the underlying leases are recorded as deferred rent assets.

(C) As a result of the transfer of the investments in receivables from the Contributing Landmark Funds to the Partnership, which met the conditions to be accounted for as a sale in accordance with ASC 860, *Transfers and Servicing*, an adjustment was made to record the investments in receivables at their estimated fair values as of September 30, 2014.

(D) Reflects the sale of 3,000,000 common units, net of underwriting discounts and commissions, the structuring fee and offering expenses of approximately $9,200,000, in this offering based on an assumed offering price of $20.00 per unit, including $347,807 in offering expenses that have previously been paid by us with funds advanced by and to be reimbursed to Landmark, charged against the offering proceeds upon completion of this offering, and the sale of 2,066,995 subordinated units to Landmark at the assumed initial offering price of $20.00 per unit, as follows:

Gross proceeds from offering	$60,000,000
Gross proceeds from sale of subordinated units to Landmark	41,339,900
Less:	
Underwriting discounts, commissions, structuring fee and offering expenses applicable to the gross proceeds from this offering	(9,200,000)
Available proceeds	$92,139,900

(E) As consideration for the contributions of assets by the Contributing Landmark Funds, the Contributing Landmark Funds will receive 1,702,665 common and 1,068,114 subordinated units and a cash distribution to the Contributing Landmark Funds of approximately $70.6 million.

(F) In connection with this offering and the formation transactions we will amend and restate the secured credit facilities as a new revolving credit facility providing for borrowings of up to $190.0 million under which $75.0 million will be outstanding at the closing of this offering. For purposes of this presentation, $2.5 million of the proceeds from the transactions have been applied to the payment of fees and expenses associated with

1. Adjustments to the Pro Forma Combined Balance Sheet (Continued)

the new revolving credit facility. These fees and expenses will be amortized over the term of the new revolving credit facility. A 0.125% increase or decrease in the interest rate on the new debt would increase (decrease) interest expense on a pro forma basis by $70,313 and $93,750 for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

(G) The secured debt facilities will be amended and restated as a new revolving credit facility and proceeds received from the offering and the sale of our subordinated units will be used to reduce the outstanding amount to $75.0 million.

2. Adjustments to the Pro Forma Combined Statement of Operations

The adjustments to the pro forma statements of operations for the nine months ended September 30, 2014 and the year ended December 31, 2013 are as follows:

(AA) Reflects the historical combined statements of operations of the Contributing Landmark Funds for the nine months ended September 30, 2014 and the year ended December 31, 2013.

(BB) Reflects the amortization of above-market, below-market and in-place lease intangibles and real property interests associated with the step up in basis due to the change in control of Landmark that occurred in December 2012 as discussed above. Additionally reflects an impairment of certain real property interests and related intangible assets that were determined to be impaired in 2013, subsequent to the application of the push down accounting in 2012.

(CC) Reflects the elimination of interest expense associated with the prior secured debt facilities and includes $2,115,000 and $2,820,000 of interest associated with amounts outstanding under our new revolving credit facility for the nine months ended September 30, 2014 and the year ended December 31, 2013, respectively.

(DD) The pro forma combined financial statements do not give effect to general and administrative expenses that we expect to incur as a result of becoming a publicly traded partnership, including, but not limited to, an allocation of expenses of our general partner under the omnibus agreement, board of directors' fees of our general partner, directors' and officers' insurance, Sarbanes-Oxley Act of 2002 compliance costs, SEC reporting expenses and incremental audit and tax fees. We estimate that these costs could result in incremental general and administrative expenses of approximately $1.8 million per year. Under the omnibus agreement that we will enter into at the closing of this offering, we will agree to reimburse Landmark for expenses related to certain general and administrative services, including for certain executive management services by certain officers of our general partner and compensation expense for all employees required to manage and operate our business, subject to a quarterly cap equal to the greater of $162,500 and 3% of our revenue during the preceding calendar quarter. This cap on expenses will last until the earlier of (i) the date on which our revenue for the immediately preceding four consecutive fiscal quarters exceeded $80.0 million and (ii) the fifth anniversary of the closing of this offering.

(EE) Pro forma earnings per unit – basic and diluted are calculated by dividing pro forma combined net income allocable to unitholders by the number of units that would have been issued in this offering and the formation

2. Adjustments to the Pro Forma Combined Statement of Operations (Continued)

transactions as of the respective reporting date. Set forth below is a reconciliation of pro forma weighted average units outstanding:

	Nine-months ended September 30, 2014	Year ended December 31, 2013
Common units issued in the offering	3,000,000	3,000,000
Common units issued to legacy members of the Contributing Landmark Funds .	1,702,665	1,702,665
Pro-forma weighted average common units outstanding – basic and diluted	4,702,665	4,702,665
Pro-forma weighted average subordinated units outstanding – basic and diluted	3,135,109	3,135,109